Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2021 and 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2021, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020, the consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matters

The following matters may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by these matters.

As described in note 32.3.i) to the condensed consolidated interim financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2021, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2020 presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
August 17, 2021

This report is effective as of August 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2021 and December 31, 2020

(in millions of Korean won)

	Notes	June 30, 2021 (Unaudited)		December 31, 2020
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	24,436,938	~~W~~	25,608,842
Financial assets at fair value through profit or loss	4,6,11		64,981,606		61,035,455
Derivative financial assets	4,6,8		3,176,050		5,545,385
Loans measured at amortized cost	4,6,9,10		395,432,000		377,166,984
Financial investments	4,6,11		99,349,197		98,695,426
Investments in associates and joint ventures	12		458,900		771,435
Property and equipment			5,257,562		5,433,554
Investment property			2,581,633		2,533,539
Intangible assets			3,275,763		3,351,133
Net defined benefit assets	19		402		2,845
Current income tax assets			66,659		109,772
Deferred income tax assets	13,26		94,387		65,058
Assets held for sale			216,469		197,727
Other assets	4,6		34,420,209		30,155,037

Total assets		~~W~~	633,747,775	~~W~~	610,672,192

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	11,757,331	~~W~~	11,810,058
Derivative financial liabilities	4,6,8		2,841,379		5,222,897
Deposits	4,6,15		348,403,321		338,580,220
Borrowings	4,6,16		53,259,540		49,827,156
Debentures	4,6,17		63,911,374		62,760,687
Provisions	18		726,306		714,903
Net defined benefit liabilities	19		333,586		248,226
Current income tax liabilities			541,643		764,981
Deferred income tax liabilities	13,26		1,255,234		1,162,286
Insurance liabilities	30		56,115,450		54,415,296
Other liabilities	4,6		48,877,220		41,804,023

Total liabilities			588,022,384		567,310,733

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			2,569,919		1,695,988
Capital surplus			16,723,564		16,723,589
Accumulated other comprehensive income	28		501,595		612,337
Retained earnings			24,075,881		22,517,392
Treasury shares			(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	20		44,825,329		42,503,676
Non-controlling interests			900,062		857,783

Total equity			45,725,391		43,361,459

Total liabilities and equity		~~W~~	633,747,775	~~W~~	610,672,192

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2021 and 2020

(in millions of Korean won, except per share amounts)

	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	3,687,716	~~W~~	7,312,653	~~W~~	3,601,771	~~W~~	7,221,747
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,539,434		7,020,672		3,432,900		6,872,874
Interest income from financial instruments at fair value through profit or loss			148,282		291,981		168,871		348,873
Interest expense			(928,943)		(1,911,580)		(1,267,724)		(2,538,499)

Net interest income	5,21		2,758,773		5,401,073		2,334,047		4,683,248

Fee and commission income			1,294,749		2,653,787		1,093,907		2,135,370
Fee and commission expense			(429,329)		(821,188)		(382,725)		(754,056)

Net fee and commission income	5,22		865,420		1,832,599		711,182		1,381,314

Insurance income			4,004,335		8,259,937		3,566,891		6,837,454
Insurance expense			(3,842,633)		(7,924,021)		(3,464,529)		(6,656,998)

Net insurance income	5,30		161,702		335,916		102,362		180,456

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			433,226		646,940		394,254		295,715
Losses on overlay adjustments			(140,425)		(129,179)		(21,024)		(60,997)

Net gains on financial instruments at fair value through profit or loss	5,23		292,801		517,761		373,230		234,718

Net other operating expenses	5,24		(511,641)		(877,006)		(247,882)		(464,808)

General and administrative expenses	5,19,25		(1,669,542)		(3,392,609)		(1,586,409)		(3,045,606)

Operating income before provision for credit losses	5		1,897,513		3,817,734		1,686,530		2,969,322

Provision for credit losses	5,7,9,10,18		(223,765)		(397,160)		(296,075)		(539,748)

Net operating income	5		1,673,748		3,420,574		1,390,455		2,429,574

Share of profit (losses) of investments in associates and joint ventures	5		23,425		83,135		(9,798)		(12,835)
Net other non-operating expenses	5		(30,255)		(50,361)		(4,451)		(21,137)

Net non-operating income (expenses)			(6,830)		32,774		(14,249)		(33,972)

Profit before income tax expense	5		1,666,918		3,453,348		1,376,206		2,395,602
Income tax expense	5,26		(459,495)		(960,765)		(383,729)		(664,188)

Profit for the period	5		1,207,423		2,492,583		992,477		1,731,414

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2021 and 2020 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Six months		Three months		Six months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	1,899	~~W~~	(2,130)	~~W~~	(925)	~~W~~	(2,149)
Share of other comprehensive income (loss) of associates and joint ventures			(1)		(3)		—		23
Gains on equity securities at fair value through other comprehensive income			261,554		307,826		218,452		6,491
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			479		3,765		10,138		29,967

			263,931		309,458		227,665		34,332

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(7,412)		93,748		(38,142)		43,180
Gains (losses) on debt securities at fair value through other comprehensive income			(174,143)		(757,964)		121,775		88,916
Shares of other comprehensive income of investments in associates and joint ventures			277		280		11,364		3,263
Gains (losses) on cash flow hedging instruments	8		9,233		17,672		(662)		(39,186)
Gains (losses) on hedging instruments of net investments in foreign operations	8		10,737		(22,134)		13,453		1,293
Other comprehensive income (loss) arising from separate account			(12,396)		(31,538)		4,241		3,908
Gains on overlay adjustment	30		101,695		93,637		15,119		44,175

			(72,009)		(606,299)		127,148		145,549

Other comprehensive income for the period, net of tax			191,922		(296,841)		354,813		179,881

Total comprehensive income for the period		~~W~~	1,399,345	~~W~~	2,195,742	~~W~~	1,347,290	~~W~~	1,911,295

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,204,276	~~W~~	2,474,291	~~W~~	981,886	~~W~~	1,711,340
Non-controlling interests			3,147		18,292		10,591		20,074

		~~W~~	1,207,423	~~W~~	2,492,583	~~W~~	992,477	~~W~~	1,731,414

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,397,733	~~W~~	2,168,744	~~W~~	1,339,625	~~W~~	1,894,163
Non-controlling interests			1,612		26,998		7,665		17,132

		~~W~~	1,399,345	~~W~~	2,195,742	~~W~~	1,347,290	~~W~~	1,911,295

Earnings per share (in Korean won)	29
Basic earnings per share		~~W~~	3,045	~~W~~	6,270	~~W~~	2,512	~~W~~	4,375
Diluted earnings per share			2,983		6,140		2,493		4,340

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2021 and 2020

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non- controlling Interests		Total Equity
Balance as of January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325
Comprehensive income for the period
Profit for the period		—		—		—		—		1,711,340		—		20,074		1,731,414
Remeasurements of net defined benefit liabilities		—		—		—		(2,150)		—		—		1		(2,149)
Currency translation differences		—		—		—		46,122		—		—		(2,942)		43,180
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(145,178)		240,585		—		—		95,407
Shares of other comprehensive income of associates and joint ventures		—		—		—		3,286		—		—		—		3,286
Losses on cash flow hedging instruments		—		—		—		(39,186)		—		—		—		(39,186)
Gains on hedging instruments of net investments in foreign operations		—		—		—		1,293		—		—		—		1,293
Other comprehensive income arising from separate account		—		—		—		3,908		—		—		—		3,908
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		29,967		—		—		—		29,967
Gains on overlay adjustments		—		—		—		44,175		—		—		—		44,175

Total comprehensive income for the period		—		—		—		(57,763)		1,951,925		—		17,133		1,911,295

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		398,911		—		—		—		—		—		398,911
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(9,129)		(15,642)
Non-controlling interests changes in business combination		—		—		—		—		—		—		144,443		144,443
Others		—		—		(394,662)		—		—		—		1,521		(393,141)

Total transactions with shareholders		—		398,911		(394,662)		—		(867,605)		—		136,835		(726,521)

Balance as of June 30, 2020 (Unaudited)	~~W~~	2,090,558	~~W~~	798,116	~~W~~	16,728,115	~~W~~	290,258	~~W~~	20,793,865	~~W~~	(1,136,188)	~~W~~	739,375	~~W~~	40,304,099

Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	612,337	~~W~~	22,517,392	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,361,459

Comprehensive income for the period
Profit for the period		—		—		—		—		2,474,291		—		18,292		2,492,583
Remeasurements of net defined benefit liabilities		—		—		—		(2,290)		—		—		160		(2,130)
Currency translation differences		—		—		—		86,286		—		—		7,462		93,748
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(256,417)		(194,807)		—		1,086		(450,138)
Shares of other comprehensive income of associates and joint ventures		—		—		—		277		—		—		—		277
Gains on cash flow hedging instruments		—		—		—		17,672		—		—		—		17,672
Losses on hedging instruments of net investments in foreign operations		—		—		—		(22,134)		—		—		—		(22,134)
Other comprehensive losses arising from separate account		—		—		—		(31,538)		—		—		—		(31,538)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		3,765		—		—		—		3,765
Gains on overlay adjustments		—		—		—		93,637		—		—		—		93,637

Total comprehensive income for the period		—		—		—		(110,742)		2,279,484		—		27,000		2,195,742

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(689,653)		—		—		(689,653)
Issuance of hybrid securities		—		873,931		—		—		—		—		—		873,931
Dividends on hybrid securities		—		—		—		—		(31,342)		—		(11,832)		(43,174)
Others		—		—		(25)		—		—		—		27,111		27,086

Total transactions with shareholders		—		873,931		(25)		—		(720,995)		—		15,279		168,190

Balance as of June 30, 2021 (Unaudited)	~~W~~	2,090,558	~~W~~	2,569,919	~~W~~	16,723,564	~~W~~	501,595	~~W~~	24,075,881	~~W~~	(1,136,188)	~~W~~	900,062	~~W~~	45,725,391

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2021 and 2020

(in millions of Korean won)

	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,492,583	~~W~~	1,731,414

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(97,552)		(165,613)
Net losses on derivative financial instruments for hedging purposes			139,363		67,652
Adjustment of fair value of derivative financial instruments			401		(3,198)
Provision for credit losses			397,160		539,748
Net gains on financial investments			(55,042)		(231,757)
Share of losses (profit) of associates and joint ventures			(83,135)		12,835
Depreciation and amortization expense			407,263		416,290
Amortization expense of VOBA			80,446		88,909
Other net losses (gains) on property and equipment/intangible assets			3,700		(7,439)
Share-based payments			67,794		1,396
Provision for policy reserves			1,682,171		1,143,101
Post-employment benefits			117,614		115,454
Net interest income			185,359		265,695
Losses on foreign currency translation			8,794		19,006
Other expenses			306,792		247,388

			3,161,128		2,509,467

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(2,189,263)		(2,168,493)
Derivative financial instruments			(80,178)		205,771
Loans measured at fair value through other comprehensive income			15,163		33,980
Loans measured at amortized cost			(19,134,925)		(26,320,188)
Current income tax assets			43,375		310
Deferred income tax assets			(28,496)		(21,291)
Other assets			(4,692,150)		(11,876,155)
Financial liabilities at fair value through profit or loss			4,338		(1,567,136)
Deposits			9,141,780		21,617,830
Current income tax liabilities			(224,545)		49,190
Deferred income tax liabilities			232,063		(21,914)
Other liabilities			6,942,531		6,180,046

			(9,970,307)		(13,888,050)

Net cash outflow from operating activities			(4,316,596)		(9,647,169)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2021 and 2020 (cont’d)

(in millions of Korean won)

	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			28,566		(116,025)
Disposal of financial asset at fair value through profit or loss			6,146,436		7,182,125
Acquisition of financial asset at fair value through profit or loss			(6,627,905)		(8,581,519)
Disposal of financial investments			33,466,359		49,832,928
Acquisition of financial investments			(34,634,766)		(52,213,936)
Disposal of investments in associates and joint ventures			457,240		21,728
Acquisition of investments in associates and joint ventures			(61,088)		(142,464)
Disposal of property and equipment			17,579		1,095
Acquisition of property and equipment			(92,837)		(165,489)
Disposal of investment property			—		13,200
Acquisition of investment property			—		(53,073)
Disposal of intangible assets			4,038		9,142
Acquisition of intangible assets			(96,349)		(86,796)
Net cash flows from changes in ownership of subsidiaries			149,275		(71,159)
Others			(26,001)		54,747

Net cash outflow from investing activities			(1,269,453)		(4,315,496)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(22,445)		(28,592)
Net increase in borrowings			3,235,080		8,752,422
Increase in debentures			28,872,262		59,153,157
Decrease in debentures			(27,765,269)		(53,014,333)
Increase in other payables to trust accounts			70,911		1,366,258
Dividends paid			(689,653)		(861,092)
Issuance of hybrid securities			873,931		398,911
Dividends paid on hybrid securities			(43,174)		(19,104)
Redemption of principal elements of lease payments			(126,018)		(119,132)
Others			(147,634)		(19,915)

Net cash inflow from financing activities			4,257,991		15,608,580

Effect of exchange rate changes on cash and cash equivalents			79,353		(20,233)

Net increase (decrease) in cash and cash equivalents			(1,248,705)		1,625,682
Cash and cash equivalents at the beginning of the period	31		8,685,092		6,123,725

Cash and cash equivalents at the end of the period	31	~~W~~	7,436,387	~~W~~	7,749,407

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of June 30, 2021, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2021, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2021.

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No.1116 - Covid-19-Related Rent Concessions etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment—Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Enactment of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of income or expenses. This standard should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual period beginning on January 1, 2023 and is in review for the impact of this standard on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions through increased risk transparency, spread of risk management culture and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department manages risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors.

The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating takes into account the personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which it has the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, a credit bureau company’s external information and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independent of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting economic capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	21,604,009	~~W~~	22,720,091
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		178,245		100,094
Securities measured at fair value through profit or loss		60,994,832		58,415,100
Loans measured at fair value through profit or loss		1,303,432		337,983
Financial instruments indexed to the price of gold		106,111		89,965
Derivatives		3,176,050		5,545,385
Loans measured at amortized cost *		395,432,000		377,166,984
Financial investments:
Securities measured at fair value through other comprehensive income		59,087,593		58,456,889
Securities measured at amortized cost *		37,003,186		36,870,229
Loans measured at fair value through other comprehensive income		285,622		293,409
Other financial assets *		17,338,093		14,167,689

		596,509,173		574,163,818

Off-balance sheet items
Acceptances and guarantees contracts		9,161,615		8,548,928
Financial guarantee contracts		6,389,225		4,964,468
Commitments		162,957,156		159,133,983

		178,507,996		172,647,379

	~~W~~	775,017,169	~~W~~	746,811,197

*	After netting of allowance.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure

Credit qualities of loans as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	103,915,111	~~W~~	4,534,356	~~W~~	5,543	~~W~~	—	~~W~~	108,455,010
Grade 2		64,431,390		6,979,112		84,398		—		71,494,900
Grade 3		2,698,338		2,634,210		1,831		—		5,334,379
Grade 4		601,003		1,003,277		7,972		—		1,612,252
Grade 5		13,816		446,393		2,222,800		—		2,683,009

		171,659,658		15,597,348		2,322,544		—		189,579,550

Retail
Grade 1		166,102,525		4,120,564		8,396		—		170,231,485
Grade 2		8,933,880		4,372,941		45,274		—		13,352,095
Grade 3		2,676,499		1,348,030		9,603		—		4,034,132
Grade 4		225,539		406,617		10,039		—		642,195
Grade 5		22,533		545,554		689,841		—		1,257,928

		177,960,976		10,793,706		763,153		—		189,517,835

Credit card
Grade 1		8,729,574		450,313		—		—		9,179,887
Grade 2		6,234,915		671,117		—		—		6,906,032
Grade 3		1,413,811		1,292,559		—		—		2,706,370
Grade 4		3,358		263,790		—		—		267,148
Grade 5		1,253		93,757		514,063		—		609,073

		16,382,911		2,771,536		514,063		—		19,668,510

		366,003,545		29,162,590		3,599,760		—		398,765,895

Loans measured at fair value through other comprehensive income
Corporate
Grade1		150,582		—		—		—		150,582
Grade2		135,040		—		—		—		135,040
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		285,622		—		—		—		285,622

		285,622		—		—		—		285,622

	~~W~~	366,289,167	~~W~~	29,162,590	~~W~~	3,599,760	~~W~~	—	~~W~~	399,051,517

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	93,033,311	~~W~~	4,646,801	~~W~~	7,042	~~W~~	—	~~W~~	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade1		235,469		—		—		—		235,469
Grade2		57,940		—		—		—		57,940
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	~~W~~	348,821,470	~~W~~	28,495,172	~~W~~	3,427,116	~~W~~	—	~~W~~	380,743,758

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of June 30, 2021 and December 31, 2020, are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	84,157,272	~~W~~	5,912,175	~~W~~	278,164	~~W~~	90,347,611
Deposits and savings		5,334,022		104,490		47,636		5,486,148
Property and equipment		13,039,501		829,466		963,904		14,832,871
Real estate		170,692,913		12,543,484		1,107,511		184,343,908

	~~W~~	273,223,708	~~W~~	19,389,615	~~W~~	2,397,215	~~W~~	295,010,538

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	79,088,720	~~W~~	5,732,814	~~W~~	187,512	~~W~~	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	~~W~~	266,078,783	~~W~~	19,527,321	~~W~~	2,211,895	~~W~~	287,817,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,104,414	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,104,414
Grade 2		854,149		—		—		—		854,149
Grade 3		40,627		7,308		—		—		47,935
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,999,190		7,308		—		—		37,006,498

Securities measured at fair value through other comprehensive income
Grade 1		54,812,836		—		—		—		54,812,836
Grade 2		4,186,881		—		—		—		4,186,881
Grade 3		53,593		3,216		—		—		56,809
Grade 4		31,067		—		—		—		31,067
Grade 5		—		—		—		—		—

		59,084,377		3,216		—		—		59,087,593

	~~W~~	96,083,567	~~W~~	10,524	~~W~~	—	~~W~~	—	~~W~~	96,094,091

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,467,719	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	~~W~~	95,323,006	~~W~~	7,061	~~W~~	—	~~W~~	—	~~W~~	95,330,067

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of June 30, 2021 and December 31, 2020, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch- IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A - to AAA	A - to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB - to BBB+	BBB - to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	20,591,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,591,848
Grade 2		476,490		—		—		—		476,490
Grade 3		146,255		—		—		—		146,255
Grade 4		386,245		—		—		—		386,245
Grade 5		4,818		—		—		—		4,818

	~~W~~	21,605,656	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,605,656

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	21,437,207	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	~~W~~	22,709,972	~~W~~	13,099	~~W~~	283	~~W~~	—	~~W~~	22,723,354

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of June 30, 2021 and December 31, 2020, is the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	24,004,172	12.56	~~W~~	(26,292)	~~W~~	23,977,880
Manufacturing		46,348,603	24.24		(468,066)		45,880,537
Service		79,330,129	41.50		(382,375)		78,947,754
Wholesale & Retail		24,385,164	12.76		(250,147)		24,135,017
Construction		5,584,368	2.92		(194,936)		5,389,432
Public sector		1,666,980	0.87		(73,639)		1,593,341
Others		9,849,190	5.15		(300,263)		9,548,927

	~~W~~	191,168,606	100.00	~~W~~	(1,695,718)	~~W~~	189,472,888

(In millions of Korean won)

	December 31, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,044,243	9.09	~~W~~	(20,987)	~~W~~	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale & Retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	~~W~~	176,583,656	100.00	~~W~~	(1,671,779)	~~W~~	174,911,877

4.2.7.2 Classifications of retail loans and credit card receivables as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	88,316,799	42.22	~~W~~	(62,756)	~~W~~	88,254,043
General		101,201,036	48.38		(881,733)		100,319,303
Credit card		19,668,510	9.40		(693,688)		18,974,822

	~~W~~	209,186,345	100.00	~~W~~	(1,638,177)	~~W~~	207,548,168

(In millions of Korean won)

	December 31, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	87,312,052	42.70	~~W~~	(61,155)	~~W~~	87,250,897
General		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	~~W~~	204,498,083	100.00	~~W~~	(1,611,584)	~~W~~	202,886,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	21,605,656	100.00	~~W~~	(1,647)	~~W~~	21,604,009

		21,605,656	100.00		(1,647)		21,604,009

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		178,245	100.00		—		178,245

		178,245	100.00		—		178,245

Securities measured at fair value through profit or loss
Government and government funded institutions		17,262,641	28.31		—		17,262,641
Finance and insurance		34,689,041	56.87		—		34,689,041
Others		9,043,150	14.82		—		9,043,150

		60,994,832	100.00		—		60,994,832

Derivative financial assets
Government and government funded institutions		13,309	0.42		—		13,309
Finance and insurance		2,877,594	90.60		—		2,877,594
Others		285,147	8.98		—		285,147

		3,176,050	100.00		—		3,176,050

Securities measured at fair value through other comprehensive income
Government and government funded institutions		28,602,105	48.41		—		28,602,105
Finance and insurance		22,001,153	37.23		—		22,001,153
Others		8,484,335	14.36		—		8,484,335

		59,087,593	100.00		—		59,087,593

Securities measured at amortized cost
Government and government funded institutions		26,415,659	71.39		(30)		26,415,629
Finance and insurance		8,669,085	23.43		(2,765)		8,666,320
Others		1,921,754	5.18		(517)		1,921,237

		37,006,498	100.00		(3,312)		37,003,186

	~~W~~	182,048,874		~~W~~	(4,959)	~~W~~	182,043,915

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	22,723,354	100.00	~~W~~	(3,263)	~~W~~	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gaps and liquidity ratio for all transactions and off-balance transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge and off-balance sheet items as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,591,828	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,591,828
Financial liabilities designated at fair value through profit or loss [1]		8,165,503		—		—		—		—		—		8,165,503
Derivatives held for trading [1]		2,683,555		—		—		—		—		—		2,683,555
Derivatives held for hedging [2]		—		3,293		10,207		23,293		24,974		60		61,827
Deposits [3]		193,210,493		15,680,548		30,025,469		99,400,716		11,293,974		1,413,935		351,025,135
Borrowings		9,345,433		18,429,848		4,975,528		10,943,713		9,571,218		1,057,733		54,323,473
Debentures		15,704		2,314,838		5,147,039		17,562,765		34,864,383		7,366,181		67,270,910
Lease liabilities		152		23,776		40,122		142,207		303,497		56,086		565,840
Other financial liabilities		205,730		30,739,451		227,506		327,176		737,762		258,209		32,495,834

	~~W~~	217,218,398	~~W~~	67,191,754	~~W~~	40,425,871	~~W~~	128,399,870	~~W~~	56,795,808	~~W~~	10,152,204	~~W~~	520,183,905

Off-balance sheet items
Commitments [4]	~~W~~	162,957,156	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	162,957,156
Acceptances and guarantees contracts		9,161,615		—		—		—		—		—		9,161,615
Financial guarantee contracts [5]		6,389,225		—		—		—		—		—		6,389,225

	~~W~~	178,507,996	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	178,507,996

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,025,952	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,025,952
Financial liabilities designated at fair value through profit or loss [1]		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading [1]		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging [2]		—		3,123		4,120		62,147		35,198		109		104,697
Deposits [3]		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	~~W~~	208,505,795	~~W~~	61,923,070	~~W~~	40,432,762	~~W~~	124,371,254	~~W~~	56,378,541	~~W~~	9,104,547	~~W~~	500,715,969

Off-balance sheet items
Commitments [4]	~~W~~	159,133,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts [5]		4,964,468		—		—		—		—		—		4,964,468

	~~W~~	172,647,379	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	172,647,379

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading positions are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by subsidiaries.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval of the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.4.2 Risk management (cont’d)

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Group established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Group aims to complete the transition and alternative plan by the year-end of 2021. In addition, the regulators have selected the Korean government bond/monetary stabilization bond RP rate as the Risk-Free Rate (“RFR”), and Korea Securities Depository is planning to calculate and publish the RFR by 3rd quarter of 2021. In the long-term, the RFR would substitute the CD rate in an emergency (discontinued calculation, decreased reliability etc.). The Group continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. Kookmin Bank, a subsidiary, established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding and other supporting activities

Securities business		Investment banking, brokerage services and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash service, card loan and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the six-month periods ended June 30, 2021 and 2020 and as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)
	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Operating revenues from external customers	~~W~~	1,650,421	~~W~~	1,400,874	~~W~~	914,953	~~W~~	3,966,248	~~W~~	936,933	~~W~~	644,128	~~W~~	876,835	~~W~~	342,220	~~W~~	443,979	~~W~~	—	~~W~~	7,210,343
Intersegment operating revenues (expenses)		56,201		—		93,474		149,675		(8,869)		(26,317)		(76,383)		6,903		32,628		(77,637)		—

		1,706,622		1,400,874		1,008,427		4,115,923		928,064		617,811		800,452		349,123		476,607		(77,637)		7,210,343

Net interest income		1,838,592		1,687,295		171,347		3,697,234		278,603		307,724		682,260		253,167		182,650		(565)		5,401,073
Interest income		2,541,337		2,135,350		437,375		5,114,062		399,971		309,876		866,235		253,694		382,314		(13,499)		7,312,653
Interest expense		(702,745)		(448,055)		(266,028)		(1,416,828)		(121,368)		(2,152)		(183,975)		(527)		(199,664)		12,934		(1,911,580)
Net fee and commission income (expenses)		201,157		230,359		166,581		598,097		555,734		(83,770)		272,864		(13,354)		503,935		(907)		1,832,599
Fee and commission income		264,157		298,659		227,071		789,887		634,633		4,613		805,706		52		571,570		(152,674)		2,653,787
Fee and commission expense		(63,000)		(68,300)		(60,490)		(191,790)		(78,899)		(88,383)		(532,842)		(13,406)		(67,635)		151,767		(821,188)
Net insurance income		—		—		—		—		—		290,568		5,951		39,253		—		144		335,916
Insurance income		—		—		—		—		—		6,346,874		11,354		1,919,067		—		(17,358)		8,259,937
Insurance expense		—		—		—		—		—		(6,056,306)		(5,403)		(1,879,814)		—		17,502		(7,924,021)
Net gains on financial instruments at fair value through profit or loss		27,474		—		201,122		228,596		70,108		128,470		1,347		88,085		64,570		(63,415)		517,761
Net other operating income (expenses)		(360,601)		(516,780)		469,377		(408,004)		23,619		(25,181)		(161,970)		(18,028)		(274,548)		(12,894)		(877,006)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(821,677)	~~W~~	(963,742)	~~W~~	(226,672)	~~W~~	(2,012,091)	~~W~~	(434,693)	~~W~~	(424,182)	~~W~~	(274,200)	~~W~~	(96,521)	~~W~~	(205,958)	~~W~~	55,036	~~W~~	(3,392,609)
Operating income before provision for credit losses		884,945		437,132		781,755		2,103,832		493,371		193,629		526,252		252,602		270,649		(22,601)		3,817,734
Provision for credit losses		(72,088)		(55,274)		(23)		(127,385)		(3,939)		(3,264)		(187,671)		(342)		(74,366)		(193)		(397,160)
Net operating income		812,857		381,858		781,732		1,976,447		489,432		190,365		338,581		252,260		196,283		(22,794)		3,420,574
Share of profit (loss) of associates and joint ventures		—		—		43,175		43,175		19,518		(22)		553		—		839		19,072		83,135
Net other non-operating income (expenses)		(5,120)		—		(39,120)		(44,240)		1,603		3,628		(2,726)		967		1,438		(11,031)		(50,361)
Segment profit before income tax expense		807,737		381,858		785,787		1,975,382		510,553		193,971		336,408		253,227		198,560		(14,753)		3,453,348
Income tax expense		(212,399)		(105,011)		(229,788)		(547,198)		(136,161)		(50,941)		(83,416)		(71,838)		(75,529)		4,318		(960,765)

Profit for the period	~~W~~	595,338	~~W~~	276,847	~~W~~	555,999	~~W~~	1,428,184	~~W~~	374,392	~~W~~	143,030	~~W~~	252,992	~~W~~	181,389	~~W~~	123,031	~~W~~	(10,435)	~~W~~	2,492,583

Profit attributable to shareholders of the Parent Company		594,990		276,847		550,811		1,422,648		374,412		142,908		252,816		181,389		121,840		(21,722)		2,474,291
Profit (loss) attributable to non-controlling interests		348		—		5,188		5,536		(20)		122		176		—		1,191		11,287		18,292
Total assets *		170,900,346		163,736,155		121,181,447		455,817,948		56,893,625		40,267,942		25,841,304		36,412,164		50,245,044		(31,730,252)		633,747,775
Total liabilities *		176,770,996		176,676,880		71,337,678		424,785,554		51,573,401		36,315,932		21,465,193		33,595,209		22,436,987		(2,149,892)		588,022,384

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2020
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
Operating revenues from external customers	~~W~~	1,208,905	~~W~~	1,502,820	~~W~~	911,472	~~W~~	3,623,197	~~W~~	624,783	~~W~~	618,349	~~W~~	772,651	~~W~~	52,932	~~W~~	323,016	~~W~~	—	~~W~~	6,014,928
Intersegment operating revenues (expenses)		104,606		(276)		100,052		204,382		(14,159)		(23,091)		(92,691)		(4,714)		77,014		(146,741)		—

		1,313,511		1,502,544		1,011,524		3,827,579		610,624		595,258		679,960		48,218		400,030		(146,741)		6,014,928

Net interest income		1,443,854		1,633,400		198,458		3,275,712		244,439		306,691		624,444		72,178		158,869		915		4,683,248
Interest income		2,256,078		2,448,698		565,376		5,270,152		418,634		307,284		803,965		72,242		361,695		(12,225)		7,221,747
Interest expense		(812,224)		(815,298)		(366,918)		(1,994,440)		(174,195)		(593)		(179,521)		(64)		(202,826)		13,140		(2,538,499)
Net fee and commission income (expenses)		180,232		214,481		148,336		543,049		399,239		(84,864)		179,471		(7,410)		355,253		(3,424)		1,381,314
Fee and commission income		232,221		266,136		220,195		718,552		459,625		4,250		716,172		71		400,275		(163,575)		2,135,370
Fee and commission expense		(51,989)		(51,655)		(71,859)		(175,503)		(60,386)		(89,114)		(536,701)		(7,481)		(45,022)		160,151		(754,056)
Net insurance income (expenses)		—		—		—		—		—		239,445		6,931		(65,564)		—		(356)		180,456
Insurance income		—		—		—		—		—		6,075,357		12,952		762,714		—		(13,569)		6,837,454
Insurance expense		—		—		—		—		—		(5,835,912)		(6,021)		(828,278)		—		13,213		(6,656,998)
Net gains (losses) on financial instruments at fair value through profit or loss		(9,130)		—		207,706		198,576		(66,356)		114,247		4,305		38,643		35,816		(90,513)		234,718
Net other operating income (expenses)		(301,445)		(345,337)		457,024		(189,758)		33,302		19,739		(135,191)		10,371		(149,908)		(53,363)		(464,808)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2020
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
General and administrative expenses	~~W~~	(657,979)	~~W~~	(959,258)	~~W~~	(258,044)	~~W~~	(1,875,281)	~~W~~	(382,731)	~~W~~	(408,328)	~~W~~	(228,696)	~~W~~	(33,678)	~~W~~	(173,227)	~~W~~	56,335	~~W~~	(3,045,606)
Operating income before provision for credit losses		655,532		543,286		753,480		1,952,298		227,893		186,930		451,264		14,540		226,803		(90,406)		2,969,322
Reversal (provision) for credit losses		(48,533)		(158,437)		(8,997)		(215,967)		(23,795)		3,458		(227,996)		993		(76,528)		87		(539,748)
Net operating income		606,999		384,849		744,483		1,736,331		204,098		190,388		223,268		15,533		150,275		(90,319)		2,429,574
Share of profit (loss) of associates and joint ventures		—		—		(14,514)		(14,514)		1,070		(22)		674		—		876		(919)		(12,835)
Net other non-operating income (expenses)		173		184		(11,612)		(11,255)		(21,765)		7,765		(2,464)		(55)		20,418		(13,781)		(21,137)
Segment profit before income tax expense		607,172		385,033		718,357		1,710,562		183,403		198,131		221,478		15,478		171,569		(105,019)		2,395,602
Income tax expense		(170,645)		(102,746)		(179,893)		(453,284)		(54,556)		(54,293)		(57,656)		(3,694)		(55,760)		15,055		(664,188)

Profit for the period	~~W~~	436,527	~~W~~	282,287	~~W~~	538,464	~~W~~	1,257,278	~~W~~	128,847	~~W~~	143,838	~~W~~	163,822	~~W~~	11,784	~~W~~	115,809	~~W~~	(89,964)	~~W~~	1,731,414

Profit attributable to shareholders of the Parent Company		436,527		282,287		527,940		1,246,754		128,836		143,955		163,784		11,784		114,669		(98,442)		1,711,340
Profit (loss) attributable to non-controlling interests		—		—		10,524		10,524		11		(117)		38		—		1,140		8,478		20,074
Total assets *		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,078,117		24,071,645		35,546,572		47,408,052		(31,446,962)		610,672,192
Total liabilities *		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,086,458		19,789,959		32,524,518		21,598,232		(2,240,962)		567,310,733

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)
	2021		2020
Banking service	~~W~~	3,966,248	~~W~~	3,623,197
Securities service		936,933		624,783
Non-life insurance service		644,128		618,349
Credit card service		876,835		772,651
Life insurance service		342,220		52,932
Other service		443,979		323,016

	~~W~~	7,210,343	~~W~~	6,014,928

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2021 and 2020, and major non-current assets as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)
	Revenues from external customers				Major non-current assets
	2021		2020		June 30, 2021		December 31, 2020
Domestic	~~W~~	6,772,175	~~W~~	5,814,654	~~W~~	10,451,782	~~W~~	10,603,254
United States		50,909		26,268		45,928		45,353
New Zealand		6,309		3,692		2,101		2,385
China		59,005		58,514		13,919		13,971
Cambodia		188,654		79,036		31,641		32,354
United Kingdom		10,882		779		85,614		81,879
Others		122,409		31,985		441,441		51,288
Consolidation adjustments		—		—		42,532		487,742

	~~W~~	7,210,343	~~W~~	6,014,928	~~W~~	11,114,958	~~W~~	11,318,226

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	24,436,938	~~W~~	24,441,208
Financial assets at fair value through profit or loss:		64,981,606		64,981,606
Due from financial institutions		178,245		178,245
Debt securities		60,994,832		60,994,832
Equity securities		2,398,986		2,398,986
Loans		1,303,432		1,303,432
Others		106,111		106,111
Derivatives held for trading		2,989,409		2,989,409
Derivatives held for hedging		186,641		186,641
Loans measured at amortized cost		395,432,000		396,871,631
Securities measured at amortized cost		37,003,186		37,283,766
Financial assets at fair value through other comprehensive income:		62,346,011		62,346,011
Debt securities		59,087,593		59,087,593
Equity securities		2,972,796		2,972,796
Loans		285,622		285,622
Other financial assets		17,338,093		17,338,093

	~~W~~	604,713,884	~~W~~	606,438,365

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,591,828	~~W~~	3,591,828
Financial liabilities designated at fair value through profit or loss		8,165,503		8,165,503
Derivatives held for trading		2,683,555		2,683,555
Derivatives held for hedging		157,824		157,824
Deposits		348,403,321		348,538,756
Borrowings		53,259,540		53,242,889
Debentures		63,911,374		64,242,078
Other financial liabilities		35,948,893		35,948,893

	~~W~~	516,121,838	~~W~~	516,571,326

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,608,842	~~W~~	25,612,273
Financial assets at fair value through profit or loss:		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income:		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	~~W~~	582,219,781	~~W~~	585,003,880

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,287		28,612,287

	~~W~~	496,813,305	~~W~~	497,750,058

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximations of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using an external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans measured at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and liabilities	Carrying amounts are reasonable approximations of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the consolidated statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	13,602,946	~~W~~	40,156,381	~~W~~	11,222,279	~~W~~	64,981,606
Due from financial institutions		—		83,338		94,907		178,245
Debt securities		12,184,617		38,316,172		10,494,043		60,994,832
Equity securities		1,312,218		490,691		596,077		2,398,986
Loans		—		1,266,180		37,252		1,303,432
Others		106,111		—		—		106,111
Derivatives held for trading		81,814		2,610,736		296,859		2,989,409
Derivatives held for hedging		—		186,641		—		186,641
Financial assets at fair value through other comprehensive income:		22,412,243		37,149,391		2,784,377		62,346,011
Debt securities		22,244,356		36,843,237		—		59,087,593
Equity securities		167,887		40,043		2,764,866		2,972,796
Loans		—		266,111		19,511		285,622

	~~W~~	36,097,003	~~W~~	80,103,149	~~W~~	14,303,515	~~W~~	130,503,667

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,591,828	~~W~~	—	~~W~~	—	~~W~~	3,591,828
Financial liabilities designated at fair value through profit or loss		4,546		1,073,541		7,087,416		8,165,503
Derivatives held for trading		102,546		2,497,423		83,586		2,683,555
Derivatives held for hedging		433		157,391		—		157,824

	~~W~~	3,699,353	~~W~~	3,728,355	~~W~~	7,171,002	~~W~~	14,598,710

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	14,508,028	~~W~~	35,298,665	~~W~~	11,228,762	~~W~~	61,035,455
Due from financial institutions		—		10,011		90,083		100,094
Debt securities		13,316,819		34,580,168		10,518,113		58,415,100
Equity securities		1,101,244		409,259		581,810		2,092,313
Loans		—		299,227		38,756		337,983
Others		89,965		—		—		89,965
Derivatives held for trading		90,459		4,678,185		441,868		5,210,512
Derivatives held for hedging		—		334,873		—		334,873
Financial assets at fair value through other comprehensive income:		18,731,801		40,645,505		2,447,891		61,825,197
Debt securities		18,147,167		40,309,722		—		58,456,889
Equity securities		584,634		70,357		2,419,908		3,074,899
Loans		—		265,426		27,983		293,409

	~~W~~	33,330,288	~~W~~	80,957,228	~~W~~	14,118,521	~~W~~	128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	—	~~W~~	—	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		1,040		581,636		9,201,431		9,784,107
Derivatives held for trading		204,470		4,668,155		141,447		5,014,072
Derivatives held for hedging		—		208,825		—		208,825

	~~W~~	2,231,461	~~W~~	5,458,616	~~W~~	9,342,878	~~W~~	17,032,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	40,156,381
Due from financial institutions		83,338	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		38,316,172	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		490,691	DCF Model	Interest rate, Discount rate and others
Loans		1,266,180	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,610,736	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Price of underlying asset, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		186,641	DCF Model	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income:		37,149,391
Debt securities		36,843,237	DCF Model, Market value approach, Option Model	Underlying asset Index, Interest rate, Discount rate and others
Equity securities		40,043	DCF Model	Interest rate, Discount rate and others
Loans		266,111	DCF Model, Market value approach, Option Model	Underlying asset Index, Interest rate, Discount rate and others

	~~W~~	80,103,149

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,073,541	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,497,423	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		157,391	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	3,728,355

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate and others
Loans		299,227	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income:		40,645,505
Debt securities		40,309,722	DCF Model, Market value approach	Discount rate, Volatility and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate and others
Loans		265,426	DCF Model	Discount rate, Volatility and others

	~~W~~	80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	5,458,616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,319,517	~~W~~	19,795,321	~~W~~	1,326,370	~~W~~	24,441,208
Loans measured at amortized cost		—		262,587		396,609,044		396,871,631
Securities measured at amortized cost [2]		18,117,116		19,163,684		2,966		37,283,766
Other financial assets [2]		—		—		17,338,093		17,338,093

	~~W~~	21,436,633	~~W~~	39,221,592	~~W~~	415,276,473	~~W~~	475,934,698

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	192,421,907	~~W~~	156,116,849	~~W~~	348,538,756
Borrowings [3]		—		2,581,282		50,661,607		53,242,889
Debentures		—		58,523,068		5,719,010		64,242,078
Other financial liabilities [2]		—		—		35,948,893		35,948,893

	~~W~~	—	~~W~~	253,526,257	~~W~~	248,446,359	~~W~~	501,972,616

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,362,096	~~W~~	19,573,075	~~W~~	2,677,102	~~W~~	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets [2]		—		—		14,167,689		14,167,689

	~~W~~	22,801,037	~~W~~	38,428,580	~~W~~	395,368,226	~~W~~	456,597,843

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	181,472,846	~~W~~	157,360,938	~~W~~	338,833,784
Borrowings [3]		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities [2]		—		—		28,612,287		28,612,287

	~~W~~	—	~~W~~	240,538,815	~~W~~	240,178,288	~~W~~	480,717,103

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~ 4,707 million and ~~W~~ 292 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of June 30, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	262,587	DCF Model	Discount rate
Securities measured at amortized cost		19,163,684	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	19,426,271

Financial liabilities
Borrowings	~~W~~	2,576,575	DCF Model	Discount rate
Debentures		58,523,068	DCF Model	Discount rate

	~~W~~	61,099,643

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	18,855,505

Financial liabilities
Borrowings	~~W~~	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	~~W~~	59,065,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,326,370	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		396,609,044	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	397,935,414

Financial liabilities
Deposits	~~W~~	156,116,849	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		50,661,607	DCF Model	Other spread, Interest rate
Debentures		5,719,010	DCF Model	Other spread, Interest rate

	~~W~~	212,497,466

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	~~W~~	381,200,537

Financial liabilities
Deposits	~~W~~	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	~~W~~	211,566,001

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,420
Total gains or losses:
Profit or loss		249		217,741		(1,504)		—		—		(103,466)		14,897
Other comprehensive income (loss)		4,575		126,540		—		300,938		28		(19,725)		—
Purchases		—		1,523,955		—		49,532		—		—		1,219
Sales		—		(1,629,987)		—		(5,577)		(8,500)		—		(96,633)
Issues		—		—		—		—		—		(4,414,799)		(21,320)
Settlements		—		—		—		—		—		6,652,005		14,690
Transfers into Level 3 *		—		54,534		—		65		—		—		—
Transfers out of Level 3 *		—		(302,586)		—		—		—		—		—

Ending	~~W~~	94,907	~~W~~	11,090,120	~~W~~	37,252	~~W~~	2,764,866	~~W~~	19,511	~~W~~	(7,087,416)	~~W~~	213,273

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966
Total gains or losses:
Profit or loss		(2,098)		(322,341)		1,618		—		—		126,649		28,180
Other comprehensive income (loss)		(10,075)		16,487		—		66,601		(227)		16,408		146
Purchases		135,227		2,275,056		—		21,112		40,000		—		1,345
Sales		(86,556)		(1,347,197)		(148,005)		—		(5,700)		—		(148,875)
Issues		—		—		—		—		—		(4,402,573)		(17,962)
Settlements		—		—		—		—		—		5,013,873		78
Transfers into Level 3 *		—		(13,922)		—		10,209		—		—		—
Transfers out of Level 3 *		—		(49,083)		—		—		—		—		(13,830)

Ending	~~W~~	87,623	~~W~~	11,215,042	~~W~~	41,746	~~W~~	1,580,320	~~W~~	34,073	~~W~~	(10,467,675)	~~W~~	159,048

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	2021						2020
	Net gains (losses) on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains (losses) on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	96,392	~~W~~	31,525	~~W~~	—	~~W~~	(203,109)	~~W~~	35,117	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(20,909)		30,711		—		105,296		30,562		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	94,907	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	16.50 ~ 35.75	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	3.52	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,494,043

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income approach, Market approach and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	7.00 ~ 84.71	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 11.88	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-61.81 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-0.01 ~ 0.01	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	596,077

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others

				Growth rate	0.50 ~ 1.50	The higher the growth rate, the higher the fair value
				Discount rate	-0.01 ~ 19.24	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-0.01 ~ 0.01	The higher the price of real estate, the higher the fair value
Loans		37,252	Binomial Model	Discount rate	8.11	The lower the discount rate, the higher the fair value
Derivatives held for trading:
Stock and index		260,640	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	18.00 ~ 65.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.81 ~ 88.74	The higher the correlation coefficient, the higher the fair value fluctuation
Currency and interest rate and others		36,219	DCF Model, Hull and White Model	Volatility	4.00 ~ 58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-52.22 ~ 90.99	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		2,764,866

Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull and White Model and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.44 ~ 19.68	The lower the discount rate, the higher the fair value
				Volatility	27.15 ~ 39.02	The higher the volatility, the higher the fair value fluctuation
Loans		19,511	DCF Model	Discount rate	2.36 ~ 4.36	The lower the discount rate, the higher the fair value

	~~W~~	14,303,515

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,087,416	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 65.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.81 ~ 90.99	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		16,164	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	22.00 ~ 54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.87 ~ 89.12	The higher the correlation coefficient, the higher the fair value fluctuation
Others		67,422	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	4.00 ~ 54.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.04 ~ 1.13	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.35 ~ 90.97	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

		~~W~~7,171,002

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	90,083	MonteCarlo Simulation	Volatility of underlying asset	19.40 ~ 36.76	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	0.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	581,810

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others

				Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
Loans		38,756	Binomial Model, DCF Model	Volatility of stock price	0.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	7.86	The lower the discount rate, the higher the fair value
Derivatives held for trading:
Stock and index		382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation
Currency and interest rate and others		59,531	DCF Model, Hull and White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		2,419,908

Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull and White Model and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value
				Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation
Loans		27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

		~~W~~14,118,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,342,878

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If the overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	1	~~W~~	(1)	~~W~~	640	~~W~~	(765)
Debt securities [4]		17,727		(17,987)		1,638		(1,633)
Equity securities [3]		23,123		(18,058)		865		(683)
Loans [5]		3,067		(2,741)		—		—
Derivatives held for trading [2]		19,548		(20,503)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		175,662		(98,899)
Loans [6]		—		—		281		(275)

	~~W~~	63,466	~~W~~	(59,290)	~~W~~	179,086	~~W~~	(102,255)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	32,081	~~W~~	(21,493)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		6,587		(5,274)		—		—

	~~W~~	38,668	~~W~~	(26,767)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2020
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	199	~~W~~	(222)
Debt securities [4]		35,790		(12,826)		2,123		(2,122)
Equity securities [3]		16,125		(8,275)		973		(744)
Loans [5]		3,316		(2,952)		—		—
Derivatives held for trading [2]		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		120,652		(73,434)
Loans [6]		—		—		534		(518)

	~~W~~	78,016	~~W~~	(49,068)	~~W~~	124,481	~~W~~	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	46,859	~~W~~	(42,995)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		7,255		(7,139)		—		—

	~~W~~	54,114	~~W~~	(50,134)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation coefficient between underlying assets by ± 10%.

[2]

For derivatives financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, volatility of interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%.

[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value (-1~1%) and discount rate (-1~1%).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting correlation between discount rate of rent cash flow (-1~1%) and volatility of real estate price (-1~1%).

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price (-10~10%), discount rate (-1~1%).
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.4 Day one gains or losses

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Balance at the beginning of the period	~~W~~	61,393	~~W~~	45,767
New transactions		88,429		108,468
Changes during the period		(107,797)		(20,528)

Balance at the end of the period	~~W~~	42,025	~~W~~	133,707

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,436,938	~~W~~	—	~~W~~	24,436,938
Financial assets at fair value through profit or loss		64,981,606		—		—		—		—		64,981,606
Derivatives		2,989,409		—		—		—		186,641		3,176,050
Loans measured at amortized cost		—		—		—		395,432,000		—		395,432,000
Financial investments		—		59,373,215		2,972,796		37,003,186		—		99,349,197
Other financial assets		—		—		—		17,338,093		—		17,338,093

	~~W~~	67,971,015	~~W~~	59,373,215	~~W~~	2,972,796	~~W~~	474,210,217	~~W~~	186,641	~~W~~	604,713,884

(In millions of Korean won)

	June 30, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,591,828	~~W~~	8,165,503	~~W~~	—	~~W~~	—	~~W~~	11,757,331
Derivatives		2,683,555		—		—		157,824		2,841,379
Deposits		—		—		348,403,321		—		348,403,321
Borrowings		—		—		53,259,540		—		53,259,540
Debentures		—		—		63,911,374		—		63,911,374
Other financial liabilities		—		—		35,948,893		—		35,948,893

	~~W~~	6,275,383	~~W~~	8,165,503	~~W~~	501,523,128	~~W~~	157,824	~~W~~	516,121,838

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.3 Carrying Amounts of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,608,842	~~W~~	—	~~W~~	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivatives		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	~~W~~	66,245,967	~~W~~	58,750,298	~~W~~	3,074,899	~~W~~	453,813,744	~~W~~	334,873	~~W~~	582,219,781

(In millions of Korean won)

	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	9,784,107	~~W~~	—	~~W~~	—	~~W~~	11,810,058
Derivatives		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	~~W~~7,040,023		~~W~~9,784,107		~~W~~479,780,351		~~W~~208,825		~~W~~496,813,306

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of June 30, 2021	June 30, 2021		December 31, 2020
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00	~~W~~	11,702,076	~~W~~	11,242,803
Due from banking institutions		Hana Bank and others	0.00 ~ 3.00		3,945,727		3,692,044
Due from others		NH Investment & Securities Co., Ltd. and others	0.00 ~ 1.63		455,097		753,581

					16,102,900		15,688,428

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	The Bank of Korea and others	0.00 ~ 3.66		3,539,371		4,215,918
Time deposits in foreign currencies		Bank of Communications Co., Ltd. and others	0.00 ~ 5.90		471,533		739,637
Due from others		Societe Generale (Paris) and others	0.00 ~7.00		1,491,852		2,079,371

					5,502,756		7,034,926

				~~W~~	21,605,656	~~W~~	22,723,354

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial institutions	June 30, 2021		December 31, 2020		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		~~W~~11,702,076	~~W~~	11,242,803	Bank of Korea Act
Due from banking institutions		Shinhan Bank and others		815,220		772,986	Net settlement and others
Due from others		NH Investment & Securities Co., Ltd. and others		307,091		545,457	Derivatives margin account and others

				12,824,387		12,561,246

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Indonesia and others		1,482,884		1,097,729	Indonesian law and others
Time deposits in foreign currencies		Bank of Communications Co., Ltd. New York Branch		48,292		46,428	Bank Act of the State of New York and others
Due from others		Societe Generale (Paris) and others		1,315,748		1,597,960	Derivatives margin account and others

				2,846,924		2,742,117

			~~W~~	15,671,311	~~W~~	15,303,363

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

7.3 Changes in allowances for credit losses of due from financial institutions for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Reversal of credit losses		(1,332)		(35)		(282)
Others		32		1		—

Ending	~~W~~	1,647	~~W~~	—	~~W~~	—

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for credit losses		391		(848)		—
Business combination		26		—		—
Others		26		13		(30)

Ending	~~W~~	3,607	~~W~~	353	~~W~~	330

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks

•	Stock price index options linked with the KOSPI index

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rate and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost and others. In addition, the Group applies net investment in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

8.1 Details of derivative financial instruments held for trading as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	June 30, 2021						December 31, 2020
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	2,573,906	~~W~~	94,066	~~W~~	100,008	~~W~~	1,824,000	~~W~~	50,580	~~W~~	107,218
Futures *		7,226,025		2,565		707		4,540,235		43		1,834
Swaps		311,444,444		422,943		482,431		300,105,350		631,917		682,401
Options		14,025,000		188,223		209,883		14,779,000		248,437		302,134

		335,269,375		707,797		793,029		321,248,585		930,977		1,093,587

Currency
Forwards		95,471,765		781,228		779,831		78,255,991		1,712,560		1,986,239
Futures *		411,569		1,339		186		376,281		158		695
Swaps		56,213,523		965,119		787,901		49,756,478		1,897,636		1,349,919
Options		2,248,711		5,450		9,260		2,377,775		33,421		28,012

		154,345,568		1,753,136		1,577,178		130,766,525		3,643,775		3,364,865

Stock and index
Futures *		902,888		22,351		1,727		1,027,347		20,061		2,246
Swaps		4,276,400		337,119		41,721		5,434,057		423,297		123,242
Options		7,261,184		116,913		160,714		6,482,510		135,805		275,282

		12,440,472		476,383		204,162		12,943,914		579,163		400,770

Credit
Swaps		2,623,124		19,322		7,151		3,015,782		19,395		9,700

		2,623,124		19,322		7,151		3,015,782		19,395		9,700

Commodity
Futures *		12,897		15		304		11,609		151		81
Swaps		—		—		—		13,923		268		991

		12,897		15		304		25,532		419		1,072

Others		1,646,820		32,756		101,731		1,476,310		36,783		144,076

	~~W~~	506,338,256	~~W~~	2,989,409	~~W~~	2,683,555	~~W~~	469,476,648	~~W~~	5,210,512	~~W~~	5,014,070

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	3,690,187	~~W~~	1,994,174	~~W~~	819,517	~~W~~	1,846,033	~~W~~	1,214,037	~~W~~	2,512,926	~~W~~	12,076,874
Average price condition (%)		0.72		0.79		0.97		1.03		0.73		1.06		0.90
Average price condition (USD/KRW)		1,141.13		1,122.01		1,116.27		—		—		—		1,138.12
Average price condition (EUR/KRW)		1,364.28		—		1,363.95		—		—		—		1,364.25
Average price condition (AUD/KRW)		853.28		857.88		—		—		—		—		853.97
Average price condition (GBP/KRW)		1,494.68		1,556.43		—		—		—		—		1,551.85
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,207,238	~~W~~	972,928	~~W~~	1,164,349	~~W~~	288,629	~~W~~	880,755	~~W~~	100,000	~~W~~	6,613,899
Average price condition (%)		0.93		1.79		1.78		1.65		1.59		1.67		1.26
Average price condition (USD/KRW)		1,164.63		1,143.93		1,170.21		1,151.78		1,128.51		—		1,151.38
Average price condition (EUR/KRW)		1,303.56		1,318.75		—		1,374.73		—		—		1,327.33
Average price condition (AUD/KRW)		—		—		—		851.50		—		—		851.50
Average price condition (SGD/KRW)		—		—		866.14		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	86,009	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	86,009
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,266,994	~~W~~	1,083,877	~~W~~	512,608	~~W~~	620,788	~~W~~	1,462,964	~~W~~	2,442,692	~~W~~	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,568,922	~~W~~	1,767,357	~~W~~	1,277,053	~~W~~	166,643	~~W~~	509,940	~~W~~	100,000	~~W~~	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	217,274	~~W~~	26,683	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of June 30, 2021 and December 31, 2020 and changes in fair value for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)		June 30, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,834,941	~~W~~	—	~~W~~	(9,789)	~~W~~	—	~~W~~	(10,634)
	Debt securities in foreign currencies		3,008,603		—		25,862		—		(33,175)
	Deposits in foreign currencies		—		90,807		—		407		1,496
	Debentures in Korean won		—		3,700,103		—		(69,897)		62,355
	Debentures in foreign currencies		—		1,460,204		—		47,704		33,061

			4,843,544		5,251,114		16,073		(21,786)		53,103

Currency	Debt securities in foreign currencies		2,406,175		—		44,583		—		52,026

			2,406,175		—		44,583		—		52,026

		~~W~~	7,249,719	~~W~~	5,251,114	~~W~~	60,656	~~W~~	(21,786)	~~W~~	105,129

(In millions of Korean won)		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,001,957	~~W~~	—	~~W~~	5,888	~~W~~	—	~~W~~	6,686
Debt securities in foreign currencies			2,712,980		—		62,922		—		70,654
Deposits in foreign currencies			—		121,768		—		2,088		(18,263)
Debentures in Korean won			—		3,623,161		—		(6,839)		(9,151)
Debentures in foreign currencies			—		1,985,333		—		81,333		(73,560)

			3,714,937		5,730,262		68,810		76,582		(23,634)

Currency	Debt securities in foreign currencies		2,669,410		—		310,745		—		97,837

			2,669,410		—		310,745		—		97,837

		~~W~~	6,384,347	~~W~~	5,730,262	~~W~~	379,555	~~W~~	76,582	~~W~~	74,203

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.3.2 Details of derivative instruments designated as fair value hedge as of June 30, 2021 and December 31, 2020 and changes in fair value for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	June 30, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	10,008,147	~~W~~	127,978	~~W~~	44,400	~~W~~	(62,622)
Currency
Forwards		2,068,727		30,052		17,528		(77,034)

	~~W~~	12,076,874	~~W~~	158,030	~~W~~	61,928	~~W~~	(139,656)

(In millions of Korean won)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	9,217,731	~~W~~	158,914	~~W~~	51,842	~~W~~	24,889
Currency
Forwards		2,172,192		128,038		2,616		(88,458)

	~~W~~	11,389,923	~~W~~	286,952	~~W~~	54,458	~~W~~	(63,569)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2021		2020
Hedge accounting
Interest rate	~~W~~	(9,519)	~~W~~	1,255
Currency		(25,008)		9,379

	~~W~~	(34,527)	~~W~~	10,634

8.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Losses on hedging instruments	~~W~~	(123,597)	~~W~~	(48,023)
Gains on the hedged items attributable to the hedged risk		96,771		69,829

	~~W~~	(26,826)	~~W~~	21,806

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of June 30, 2021 and December 31, 2020 and changes in fair value for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	June 30, 2021		December 31, 2020		2021		2020
Hedge accounting
Interest rate risk	~~W~~	(5,610)	~~W~~	(22,439)	~~W~~	(21,126)	~~W~~	35,714
Foreign currency change risk		(5,315)		(6,158)		3,040		46,976

	~~W~~	(10,925)	~~W~~	(28,597)	~~W~~	(18,086)	~~W~~	82,690

8.4.2 Details of derivative instruments designated as cash flow hedge as of June 30, 2021 and December 31, 2020 and changes in fair value for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	June 30, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,740,750	~~W~~	7,359	~~W~~	19,232	~~W~~	21,609
Currency
Swaps		2,873,149		21,252		71,865		25,787

	~~W~~	6,613,899	~~W~~	28,611	~~W~~	91,097	~~W~~	47,396

(In millions of Korean won)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,532,480	~~W~~	1,286	~~W~~	37,120	~~W~~	(35,737)
Currency
Swaps		2,857,435		40,835		116,124		(46,054)

	~~W~~	6,389,915	~~W~~	42,121	~~W~~	153,244	~~W~~	(81,791)

8.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments:	~~W~~	47,396	~~W~~	(81,791)
Effective portion of gains (losses) on cash flow hedging instruments (amount recognized in other comprehensive income)		47,696		(82,317)
Ineffective portion of gains (losses) on cash flow hedging instruments (amount recognized in profit or loss)		(300)		526

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	47,696	~~W~~	(82,317)
Reclassification to profit or loss		(19,962)		29,457
Income tax effect		(10,062)		13,674

	~~W~~	17,672	~~W~~	(39,186)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of June 30, 2021 and December 31, 2020 and changes in fair value for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	June 30, 2021		December 31, 2020		2021		2020
Hedge accounting
Currency (foreign currency exchange risk)	~~W~~	143	~~W~~	22,278	~~W~~	36,189	~~W~~	(358)

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2021 and December 31, 2020 and changes in fair value for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	June 30, 2021						2021
	Notional Amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	86,009	~~W~~	—	~~W~~	4,799	~~W~~	(3,681)
Debentures in foreign currencies		874,620		—		874,620		(32,508)

	~~W~~	960,629	~~W~~	—	~~W~~	879,419	~~W~~	(36,189)

(In millions of Korean won)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	243,957	~~W~~	5,800	~~W~~	1,125	~~W~~	(8,189)
Debentures in foreign currencies		842,112		—		842,112		8,547

	~~W~~	1,086,069	~~W~~	5,800	~~W~~	843,237	~~W~~	358

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Debentures in foreign currencies	~~W~~	878,583	~~W~~	852,570

8.5.4 Gains or losses from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments:	~~W~~	(36,189)	~~W~~	358
Effective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in other comprehensive income)		(36,189)		358
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on hedging instruments recognized in other comprehensive income for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	(36,189)	~~W~~	358
Reclassification to profit or loss		5,195		—
Income tax effect		8,860		935

	~~W~~	(22,134)	~~W~~	1,293

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting from July 2023 for specific term rate (1M, 3M, 6M, 12M) and in the long-term, Risk-Free Rate (“RFR”) would substitute the KRW CD rate in an emergency. In this hedging relationship, within the corresponding hedging relationship of related interest rate benchmark (CD#3M, USD#LIBOR#3M, USD#LIBOR#6M), the Group assumed that the spread to be changed on a SOFR basis would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

9. Loans Measured at Amortized Cost

9.1 Details of loans as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	398,063,125	~~W~~	379,734,020
Deferred loan origination fees and costs		702,770		716,327
Less: Allowances for credit losses		(3,333,895)		(3,283,363)

	~~W~~	395,432,000	~~W~~	377,166,984

9.2 Details of loans to banks as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	7,452,312	~~W~~	5,577,728
Less: Allowances for credit losses		(717)		(682)

	~~W~~	7,451,595	~~W~~	5,577,046

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	178,801,466	~~W~~	148,878,537	~~W~~	—	~~W~~	327,680,003
Loans in foreign currencies		3,492,734		17,798,209		—		21,290,943
Domestic import usance bills		—		2,668,123		—		2,668,123
Off-shore funding loans		—		1,228,483		—		1,228,483
Call loans		—		655,118		—		655,118
Bills bought in Korean won		—		1,942		—		1,942
Bills bought in foreign currencies		—		1,546,228		—		1,546,228
Guarantee payments under acceptances and guarantees		8		3,919		—		3,927
Credit card receivables in Korean won		—		—		19,609,513		19,609,513
Credit card receivables in foreign currencies		—		—		58,997		58,997
Bonds purchased under repurchase agreements		—		8,242,134		—		8,242,134
Privately placed bonds		—		687,772		—		687,772
Factored receivables		116		1,104		—		1,220
Lease receivables		943,943		365,115		—		1,309,058
Loans for installment credit		6,279,568		50,554		—		6,330,122

		189,517,835		182,127,238		19,668,510		391,313,583

Proportion (%)		48.43		46.54		5.03		100.00
Less: Allowances for credit losses		(944,489)		(1,695,001)		(693,688)		(3,333,178)

	~~W~~	188,573,346	~~W~~	180,432,237	~~W~~	18,974,822	~~W~~	387,980,405

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	175,062,187	~~W~~	142,812,751	~~W~~	—	~~W~~	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	~~W~~	184,790,365	~~W~~	168,703,437	~~W~~	18,096,136	~~W~~	371,589,938

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		80,962		(75,128)		(5,834)		87,158		(50,068)		(37,090)		41,237		(37,156)		(4,081)
Transfer to lifetime expected credit losses		(55,120)		70,206		(15,086)		(39,577)		63,209		(23,632)		(25,118)		26,494		(1,376)
Impairment		(5,983)		(47,467)		53,450		(1,572)		(30,751)		32,323		(1,692)		(17,865)		19,557
Write-offs		—		13		(181,969)		—		—		(109,631)		—		—		(219,317)
Sales		(943)		(15)		(554)		96		—		(9,674)		—		—		—
Provision (reversal) for credit losses [1,2]		(1,666)		46,043		156,492		(33,485)		20,628		148,943		(18,211)		20,852		215,513
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		385		191		(1,308)		1,661		1,758		1,988		(1)		—		(6,643)

Ending [3]	~~W~~	429,755	~~W~~	236,644	~~W~~	278,090	~~W~~	383,063	~~W~~	415,713	~~W~~	896,942	~~W~~	201,372	~~W~~	226,544	~~W~~	265,772

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,036	~~W~~	215,069	~~W~~	290,309	~~W~~	451,608	~~W~~	209,651	~~W~~	266,183	~~W~~	263,876
Transfer between stages:
Transfer to 12-month expected credit losses		77,506		(76,670)		(836)		50,288		(42,839)		(7,449)		46,480		(45,874)		(606)
Transfer to lifetime expected credit losses		(62,350)		77,819		(15,469)		(45,568)		102,224		(56,656)		(25,279)		26,386		(1,107)
Impairment		(3,282)		(48,446)		51,728		(3,004)		(21,412)		24,416		(2,268)		(21,233)		23,501
Write-offs		—		—		(229,734)		—		—		(96,237)		—		—		(265,534)
Sales		(636)		(42)		(913)		—		—		(8,865)		—		—		—
Provision (reversal) for credit losses [1,2]		39,159		66,494		203,695		17,156		(21,015)		73,064		7,673		(5,688)		265,342
Business combination		32,534		506		2,542		56,768		1,485		6,752		—		—		—
Others (exchange differences, etc.)		(2,093)		578		(2,178)		2,997		2,146		(1,141)		—		—		(6,736)

Ending	~~W~~	359,218	~~W~~	245,144	~~W~~	216,871	~~W~~	293,706	~~W~~	310,898	~~W~~	385,492	~~W~~	236,257	~~W~~	219,774	~~W~~	278,736

[1]

Provision for credit losses in the consolidated statements of comprehensive income also include provision (reversal) for credit losses of due from financial institutions (Note 7.3), and provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantees contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~185,423 million and ~~W~~172,410 million of collections from written-off loans for the six-month periods ended June 30, 2021 and 2020, respectively.
[3]

Includes additional provision of ~~W~~44,571 million for industries and borrowers which are highly affected by COVID-19, ~~W~~32,138 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of June 30, 2021.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected; the balances of those loans are ~~W~~10,041,182 million and ~~W~~10,566,603 million as of June 30, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

10.2 Changes in gross carrying amount of loans for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		15,930,047		(15,753,474)		(176,573)
Transfer to lifetime expected credit losses (non-impaired)		(20,164,065)		20,457,730		(293,665)
Transfer to lifetime expected credit losses (impaired)		(379,701)		(926,098)		1,305,799
Write-offs		—		12		(510,916)
Sales		(2,732,272)		(7,248)		(71,386)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment and others)		24,727,112		(3,128,506)		(94,047)

Ending	~~W~~	366,015,968	~~W~~	29,150,542	~~W~~	3,599,385

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages:
Transfer to 12-month expected credit losses		15,231,664		(15,168,720)		(62,944)
Transfer to lifetime expected credit losses (non-impaired)		(19,462,075)		19,790,612		(328,537)
Transfer to lifetime expected credit losses (impaired)		(278,738)		(1,027,943)		1,306,681
Write-offs		—		—		(591,505)
Sales		(4,275,193)		(17,400)		(86,045)
Business combination		3,083,489		69,103		13,790
Net increase (decrease) (execution, repayment and others)		32,522,904		(2,132,017)		(270,622)

Ending	~~W~~	343,199,060	~~W~~	25,327,743	~~W~~	1,881,776

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,588,753	~~W~~	9,315,317
Financial bonds		17,708,155		17,897,348
Corporate bonds		5,524,438		3,997,753
Asset-backed securities		264,836		236,130
Beneficiary certificates		14,986,037		14,200,802
Derivatives linked securities		1,532,997		2,218,502
Other debt securities		12,389,616		10,549,248
Equity securities:
Stocks		1,878,316		1,632,619
Other equity securities		520,670		459,694
Loans:
Privately placed bonds		224,145		212,021
Other loans		1,079,287		125,962
Due from financial institutions:
Other due from financial institutions		178,245		100,094
Others		106,111		89,965

	~~W~~	64,981,606	~~W~~	61,035,455

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	18,230,496	~~W~~	14,735,340
Financial bonds		20,932,941		23,194,387
Corporate bonds		18,774,330		18,721,327
Asset-backed securities		1,119,826		1,795,840
Other debt securities		30,000		9,995
Equity securities:
Stocks		2,763,415		2,852,158
Equity investments		27,211		37,602
Other equity securities		182,170		185,139
Loans:
Privately placed bonds		266,111		265,426
Other loans		19,511		27,983

		62,346,011		61,825,197

Financial assets at amortized cost:
Debt securities:
Government and public bonds		19,270,829		17,193,289
Financial bonds		2,639,088		5,678,949
Corporate bonds		8,686,165		8,181,961
Asset-backed securities		6,379,672		5,788,587
Other debt securities		30,744		30,392
Less: Allowances for credit losses		(3,312)		(2,949)

		37,003,186		36,870,229

	~~W~~	99,349,197	~~W~~	98,695,426

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)		2021				2020
		From the financial assets derecognized		From the remaining financial assets		From the financial assets derecognized		From the remaining financial assets
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	7,106	~~W~~	300	~~W~~	7,000	~~W~~	8,685
	Unlisted		372		19,012		—		20,253
Equity investments			—		—		—		261
Other equity securities			—		3,383		—		1,872

		~~W~~	7,478	~~W~~	22,695	~~W~~	7,000	~~W~~	31,071

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)		2021				2020
		Disposal price		Accumulated other comprehensive income as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	539,184	~~W~~	(273,221)	~~W~~	503,243	~~W~~	331,842
	Unlisted		5,577		4,522		—		—

		~~W~~	544,761	~~W~~	(268,699)	~~W~~	503,243	~~W~~	331,842

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.4 Provision (reversal) for credit losses of financial investments for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,546	~~W~~	(448)	~~W~~	2,098
Loans measured at fair value through other comprehensive income		173		(26)		147
Securities measured at amortized cost		787		(434)		353

	~~W~~	3,506	~~W~~	(908)	~~W~~	2,598

(In millions of Korean won)	2020
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,140	~~W~~	(142)	~~W~~	998
Loans measured at fair value through other comprehensive income		104		(261)		(157)
Securities measured at amortized cost		692		(356)		336

		~~W~~1,936	~~W~~	(759)	~~W~~	1,177

11.5 Changes in allowances for credit losses of financial investments for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,411)		(2)		—
Provision for credit losses		2,618		(20)		—
Others		42		2		—

Ending	~~W~~	11,157	~~W~~	19	~~W~~	73

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		(5)		5		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(467)		—		—
Provision for credit losses		1,108		70		—
Others		38		(1)		73

Ending	~~W~~	6,044	~~W~~	74	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	259	~~W~~	1,319	~~W~~	1,319	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		10,801		13,790		13,790	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		24,720		24,720	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		106,386		103,787		103,787	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		16,344		22,943		22,943	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,237		17,004	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(17,904)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		—		—	Research, consulting and big data	Korea
Paycoms Co., Ltd. [3]	11.70		800		91		250	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		532		1,281	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		8,943		8,943	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,487		7,487	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		7,939		8,324		8,324	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund [1]	2.75		1,051		517		517	Investment finance	Korea
KB Social Impact Investment Fund	30.00		4,500		4,329		4,329	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		48,677		45,357		46,054	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,375		7,869		7,869	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		16,800		20,779		20,779	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		26,450		30,039		29,290	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		5,000		4,611		4,611	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	June 30, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-Stonebridge Secondary Private Equity Fund [1]	14.56	~~W~~	17,934	~~W~~	17,576	~~W~~	24,416	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		5,795		4,865		4,865	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		22,501		21,845		21,845	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,696		9,696	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,041		10,041	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		11,868		11,432		11,432	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		1,567		1,567	System software publishing	Korea
December & Company Inc. [1]	16.78		25,330		11,492		23,827	System software publishing	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		543		543	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,369		3,369	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		3,375		3,231		3,231	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		10,000		9,975		9,975	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,228		9,048	Investment advisory and securities trading	Vietnam
Others			2,475		(73)		789

		~~W~~	437,087	~~W~~	416,516	~~W~~	458,900

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	551	~~W~~	1,279	~~W~~	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting and big data	Korea
Paycoms Co., Ltd. [3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		632		1,281	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3 [1]	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund [1]	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		26,050		27,513		26,763	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,500		4,133		4,133	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
UNION Media Commerce Fund	28.99	~~W~~	1,000	~~W~~	960	~~W~~	960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		5,700		5,611		5,611	Asset management	Korea
JR GLOBAL REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	System software publishing	Korea
December & Company Inc. [1]	17.63		24,849		24,402		24,402	System software publishing	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		~~W~~	737,672	~~W~~	757,297	~~W~~	771,435

[1]

As of June 30, 2021 and December 31, 2020, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of June 30, 2021 and December 31, 2020, respectively, considering the potential voting rights from convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of June 30, 2021 and December 31, 2020, respectively, considering the potential voting rights from convertible bonds.
[5]	As of June 30, 2021 and December 31, 2020, the Group participates in the Investment Management Committee but cannot exercise control.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group has applied an exemption of equity method for 35 companies including Banksalad Co., Ltd., and recognized them as financial assets at fair value through profit or loss.

Although the Group holds more than 20% of ownership, the entities that the Group has a limited influence on due to the trust agreement on related activities, bankruptcy and rehabilitation procedures have been excluded from the investment in associates by limited influence.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Assets		Liabilities		Net amount
Other provisions	~~W~~	162,481	~~W~~	—	~~W~~	162,481
Allowances for credit losses		19,410		(2,965)		16,445
Impairment losses of property and equipment		7,180		(1,862)		5,318
Share-based payments		19,429		—		19,429
Provisions for acceptances and guarantees		29,412		—		29,412
Gains or losses on valuation of derivatives		10,210		(191,114)		(180,904)
Present value discount		13,993		(2,617)		11,376
Gains or losses on fair value hedge		—		(5,991)		(5,991)
Accrued interest		—		(128,956)		(128,956)
Deferred loan origination fees and costs		8,154		(227,413)		(219,259)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		33,410		(111,184)		(77,774)
Gains or losses on valuation of security investment		77,048		(1,045,864)		(968,816)
Defined benefit liabilities		587,771		—		587,771
Accrued expenses		204,012		—		204,012
Retirement insurance expense		—		(517,559)		(517,559)
Adjustments to the prepaid contributions		—		(29,845)		(29,845)
Derivative-linked securities		48,954		(10,867)		38,087
Others		1,025,812		(810,823)		214,989

		2,247,614		(3,408,461)		(1,160,847)

Offsetting of deferred income tax assets and liabilities		(2,153,227)		2,153,227		—

	~~W~~	94,387	~~W~~	(1,255,234)	~~W~~	(1,160,847)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	149,259	~~W~~	—	~~W~~	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		606,146		—		606,146
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others		1,081,691		(740,462)		341,229

		2,493,796		(3,591,024)		(1,097,228)

Offsetting of deferred income tax assets and liabilities		(2,428,738)		2,428,738		—

	~~W~~	65,058	~~W~~	(1,162,286)	~~W~~	(1,097,228)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	3,485,436	~~W~~	1,934,735
Other		106,392		91,216

		3,591,828		2,025,951

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,165,503		9,784,107

		8,165,503		9,784,107

	~~W~~	11,757,331	~~W~~	11,810,058

14.2 Difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Contractual cash flow amount	~~W~~	7,985,451	~~W~~	9,583,186
Carrying amount		8,165,503		9,784,107

Difference	~~W~~	(180,052)	~~W~~	(200,921)

15. Deposits

Details of deposits as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Demand deposits
Demand deposits in Korean won		~~W~~172,872,957	~~W~~	162,155,728
Demand deposits in foreign currencies		13,081,919		14,473,832

		185,954,876		176,629,560

Time deposits
Time deposits in Korean won		145,896,919		149,435,968

		145,896,919		149,435,968

Time deposits in foreign currencies		12,638,589		10,043,679
Fair value adjustments on fair value hedged time deposits in foreign currencies		407		2,089

		12,638,996		10,045,768

		158,535,915		159,481,736

Certificates of deposits		3,912,530		2,468,924

	~~W~~	348,403,321	~~W~~	338,580,220

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

16. Borrowings

16.1 Details of borrowings as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
General borrowings	~~W~~	36,818,217	~~W~~	32,312,859
Bonds sold under repurchase agreements and others		15,233,536		16,334,365
Call money		1,207,787		1,179,932

	~~W~~	53,259,540	~~W~~	49,827,156

16.2 Details of general borrowings as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of June 30, 2021	June 30, 2021		December 31, 2020
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	~~W~~	6,652,406	~~W~~	6,463,267
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		2,694,483		2,675,568
	Borrowings from banks	Shinhan Bank and others	0.65 ~ 3.35		190,957		137,952
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74		2,002,068		2,203,702
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20		12,671,179		9,717,382

					24,211,093		21,197,871

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		4,707		292
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 14.00		11,022,644		9,839,110
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.64 ~ 1.34		20,702		23,827
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80		1,559,071		1,251,759

					12,607,124		11,114,988

				~~W~~	36,818,217	~~W~~	32,312,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

17. Debentures

Details of debentures as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Interest rate (%) as of June 30, 2021	June 30, 2021		December 31, 2020
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	930	~~W~~	1,960
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 4.35		6,173,047		4,834,407
Fixed rate debentures	0.00 ~ 3.50		45,512,735		47,229,619
Floating rate debentures	0.63 ~ 2.10		3,640,000		3,190,000

			55,566,712		55,495,986
Fair value adjustments of fair value hedged debentures in Korean won			(69,897)		(6,839)
Less: Discount on debentures in Korean won			(34,720)		(32,028)
Less: Adjustment for exchangeable rights in Korean won			(13,352)		(14,957)

			55,448,743		55,442,162

Debentures in foreign currencies
Floating rate debentures	0.46 ~ 1.45		2,337,970		2,232,938
Fixed rate debentures	0.05 ~ 12.00		6,104,621		5,030,580

			8,442,591		7,263,518
Fair value adjustments of fair value hedged debentures in foreign currencies			47,704		81,333
Less: Discount on debentures in foreign currencies			(27,664)		(26,326)

			8,462,631		7,318,525

		~~W~~	63,911,374	~~W~~	62,760,687

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of \ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

18. Provisions

18.1 Details of provisions as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Provisions for credit losses of unused loan commitments	~~W~~	271,526	~~W~~	298,753
Provisions for credit losses of acceptances and guarantees		107,364		62,254
Provisions for credit losses of financial guarantee contracts		6,915		6,348
Provisions for restoration costs		151,065		151,696
Others		189,436		195,852

	~~W~~	726,306	~~W~~	714,903

18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)
	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		26,786		(25,452)		(1,334)		161		(161)		—
Transfer to lifetime expected credit losses		(8,070)		8,544		(474)		(178)		187		(9)
Impairment		(327)		(780)		1,107		(9)		(81)		90
Provision (reversal) for credit losses		(25,887)		(4,624)		1,140		6,529		31,265		6,223
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		741		590		—		1,094		(157)		156

Ending *	~~W~~	156,777	~~W~~	105,741	~~W~~	9,008	~~W~~	40,685	~~W~~	45,891	~~W~~	20,788

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages:
Transfer to 12-month expected credit losses		19,573		(18,652)		(921)		132		(129)		(3)
Transfer to lifetime expected credit losses		(6,787)		9,062		(2,275)		(313)		313		—
Impairment		(248)		(3,235)		3,483		(3)		(451)		454
Provision (reversal) for credit losses		4,649		44,972		1,359		3,379		(11,960)		1,009
Others (exchange differences, etc.)		1,499		858		—		(584)		(97)		430

Ending	~~W~~	145,983	~~W~~	104,469	~~W~~	11,033	~~W~~	27,572	~~W~~	23,688	~~W~~	18,676

*

Includes additional provision of \ 14,761 million for industries and borrowers which are highly affected by COVID-19, and \ 16,015 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of June 30, 2021.

18.3 Changes in provisions for credit losses of financial guarantee contracts for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	6,348	~~W~~	6,063
Provision (reversal)		717		(1,516)
Others		(150)		—

Ending	~~W~~	6,915	~~W~~	4,547

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

18.4 Changes in provisions for restoration costs for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	151,696	~~W~~	120,340
Provision		6,824		10,338
Reversal		(643)		(2,246)
Used		(7,610)		(5,972)
Unwinding of discount		798		1,349

Ending	~~W~~	151,065	~~W~~	123,809

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		39,973		1,877		1,736		16,033		59,619
Decrease		(38,984)		(1,812)		(3,372)		(21,887)		(66,055)
Others		—		—		18		2		20

Ending	~~W~~	20,490	~~W~~	3,072	~~W~~	38,899	~~W~~	126,975	~~W~~	189,436

(In millions of Korean won)	2020
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		36,974		1,162		1,599		47,784		87,519
Decrease		(33,615)		(1,460)		(4,232)		(28,551)		(67,858)

Ending	~~W~~	18,028	~~W~~	3,281	~~W~~	26,057	~~W~~	87,914	~~W~~	135,280

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the consolidated statement of financial position is calculated by independent actuaries in accordance with actuarial valuation methods. The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Present value of defined benefit obligation	~~W~~	2,482,781	~~W~~	2,548,334
Fair value of plan assets		(2,149,597)		(2,302,953)

Net defined benefit liabilities *	~~W~~	333,184	~~W~~	245,381

*

The net defined benefit liabilities of ~~W~~ 333,184 million is calculated by subtracting ~~W~~ 402 million net defined benefit assets from \ 333,586 million net defined benefit liabilities as of June 30, 2021. The net defined benefit liabilities of ~~W~~ 245,381 million is calculated by subtracting ~~W~~ 2,845 million net defined benefit assets from ~~W~~ 248,226 million net defined benefit liabilities as of December 31, 2020.

19.3 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Current service cost	~~W~~	119,510	~~W~~	114,528
Past service cost		540		—
Net interest expenses on net defined benefit liabilities		1,967		2,309
Gains on settlement		(2,807)		—

Post-employment benefits *	~~W~~	119,210	~~W~~	116,837

*

Includes post-employment benefits amounting to ~~W~~1,596 million recognized as other operating expense for the six-month period ended June 30, 2021, and post-employment benefits amounting to ~~W~~1,316 million recognized as other operating expense and ~~W~~67 million recognized as prepayment for the six-month period ended June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won and in number of shares)	June 30, 2021		December 31, 2020
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

20.1.2 Changes in outstanding shares for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In number of shares)	2021	2020
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of June 30, 2021	June 30, 2021		December 31, 2020
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		—
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		—
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		—
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		—
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		—

				~~W~~	2,569,919	~~W~~	1,695,988

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

20.3 Capital Surplus

Details of capital surplus as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,002,689		4,002,714
Consideration for exchangeable rights of exchangeable bonds		11,933		11,933

	~~W~~	16,723,564	~~W~~	16,723,589

20.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Remeasurements of net defined benefit liabilities	~~W~~	(302,614)	~~W~~	(300,324)
Currency translation differences		(44,827)		(131,113)
Gains on financial instruments at fair value through other comprehensive income		460,813		717,230
Share of other comprehensive loss of associates and joint ventures		(3,252)		(3,529)
Losses on cash flow hedging instruments		(10,925)		(28,597)
Gains on hedging instruments of net investments in foreign operations		143		22,277
Other comprehensive income (loss) arising from separate account		(22,840)		8,698
Fair value changes of financial liabilities designated at fair value through profit of loss due to own credit risk		(7,742)		(11,507)
Gains on overlay approach adjustment		432,839		339,202

	~~W~~	501,595	~~W~~	612,337

20.5 Retained Earnings

20.5.1 Details of retained earnings as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Legal reserves *	~~W~~	695,347	~~W~~	557,405
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		22,398,534		20,977,987

	~~W~~	24,075,881	~~W~~	22,517,392

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,876,931	~~W~~	3,587,439
Non-controlling interests		52,535		37,682

	~~W~~	3,929,466	~~W~~	3,625,121

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won, except for per share amounts)	2021				2020
	Three months		Six months		Three months		Six months
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	177,396	~~W~~	289,492	~~W~~	(48,463)	~~W~~	123,574
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,009,100		2,153,457		1,027,092		1,581,253
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		2,590		5,527		2,636		4,058
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		2,537		5,413		2,615		4,025

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision of the reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities.

20.6 Treasury Shares

Changes in treasury shares for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)	2021
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for issuing exchangeable bonds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

21. Net Interest Income

Details of interest income, expense and net interest income for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	230	~~W~~	291	~~W~~	252	~~W~~	489
Securities measured at fair value through profit or loss		145,835		287,394		165,804		342,865
Loans measured at fair value through profit or loss		2,217		4,296		2,815		5,519
Securities measured at fair value through other comprehensive income		188,433		386,586		170,245		354,406
Loans measured at fair value through other comprehensive income		1,458		2,351		2,487		5,210
Due from financial institutions measured at amortized cost		16,588		33,670		23,117		58,418
Securities measured at amortized cost		180,084		356,382		143,192		293,557
Loans measured at amortized cost		3,093,193		6,125,036		3,070,313		6,067,849
Others		59,678		116,647		23,546		93,434

		3,687,716		7,312,653		3,601,771		7,221,747

Interest expense
Deposits		508,934		1,070,410		786,198		1,575,071
Borrowings		120,258		239,521		151,863		305,390
Debentures		281,368		564,684		308,340		608,694
Others		18,383		36,965		21,323		49,344

		928,943		1,911,580		1,267,724		2,538,499

Net interest income	~~W~~	2,758,773	~~W~~	5,401,073	~~W~~	2,334,047	~~W~~	4,683,248

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

22. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	44,863	~~W~~	89,787	~~W~~	46,217	~~W~~	96,075
Lending activity fees		20,455		43,160		21,838		46,461
Credit card and debit card related fees		370,139		744,637		344,884		665,230
Agent activity fees		55,859		105,047		46,931		96,889
Trust and other fiduciary fees		95,333		220,022		61,467		161,095
Fund management related fees		45,595		88,381		37,935		74,830
Acceptances and guarantees fees		11,695		24,063		14,780		27,836
Foreign currency related fees		58,843		121,704		43,026		76,219
Securities agency fees		45,729		94,765		41,360		81,756
Other business account commission on consignment		9,328		22,271		10,059		22,302
Commissions received on securities business		228,591		479,943		193,038		337,859
Lease fees		218,376		427,824		152,398		288,091
Others		89,943		192,183		79,974		160,727

		1,294,749		2,653,787		1,093,907		2,135,370

Fee and commission expense
Trading activity related fees *		12,992		24,968		11,417		20,747
Lending activity fees		11,560		21,256		7,242		12,338
Credit card and debit card related fees		207,870		399,657		210,886		418,780
Outsourcing related fees		53,829		99,901		52,024		93,672
Foreign currency related fees		10,847		22,234		11,804		25,260
Others		132,231		253,172		89,352		183,259

		429,329		821,188		382,725		754,056

Net fee and commission income	~~W~~	865,420	~~W~~	1,832,599	~~W~~	711,182	~~W~~	1,381,314

*	Fees from financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	481,112	~~W~~	963,324	~~W~~	455,265	~~W~~	1,120,457
Equity securities		164,601		362,551		185,071		304,816

		645,713		1,325,875		640,336		1,425,273

Derivatives held for trading:
Interest rate		809,301		3,190,369		810,512		2,932,842
Currency		367,344		3,347,902		283,266		4,063,580
Stock or stock index		388,187		898,183		472,040		1,699,801
Credit		2,670		12,679		3,258		16,489
Commodity		4,019		12,226		5,275		12,340
Other		41,026		109,232		39,376		186,936

		1,612,547		7,570,591		1,613,727		8,911,988

Financial liabilities at fair value through profit or loss		(22,407)		42,362		(108,905)		41,626
Other financial instruments		6,711		6,753		20		410

		2,242,564		8,945,581		2,145,178		10,379,297

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		231,333		701,849		(32,056)		669,442
Equity securities		116,739		207,710		41,829		233,508

		348,072		909,559		9,773		902,950

Derivatives held for trading:
Interest rate		772,983		3,076,228		845,885		3,069,804
Currency		358,289		3,267,526		287,596		3,937,298
Stock or stock index		326,269		804,021		(206,982)		1,965,335
Credit		2,558		7,615		1,816		14,915
Commodity		3,430		6,767		5,103		16,542
Other		1,826		104,760		(8,494)		243,061

		1,465,355		7,266,917		924,924		9,246,955

Financial liabilities at fair value through profit or loss		11,459		66,428		49,242		75,114
Other financial instruments		6,741		6,780		22		40

		1,831,627		8,249,684		983,961		10,225,059

Net gains on financial instruments at fair value through profit or loss	~~W~~	410,937	~~W~~	695,897	~~W~~	1,161,217	~~W~~	154,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	95,228	~~W~~	323,287	~~W~~	(636,783)	~~W~~	625,835

		95,228		323,287		(636,783)		625,835

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		213,364		501,423		151,204		545,355

		213,364		501,423		151,204		545,355

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	(118,136)	~~W~~	(178,136)	~~W~~	(787,987)	~~W~~	80,480

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Other operating income
Gains related to financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	—	~~W~~	2	~~W~~	215	~~W~~	325
Gains on disposal of financial instruments at fair value through other comprehensive income		39,303		90,757		101,261		237,725

		39,303		90,759		101,476		238,050

Gains related to financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		47,465		91,343		45,281		97,579
Gains on disposal of securities measured at amortized cost		27		27		—		229

		47,492		91,370		45,281		97,808

Gains related to loans measured at fair value through other comprehensive income:
Gains on disposal of loans measured at fair value through other comprehensive income		226		226		—		—

		226		226		—		—

Gains on foreign exchange transactions		737,047		1,751,629		745,483		2,008,772
Dividend income		2,275		30,173		3,466		38,071
Others		90,732		366,680		57,101		414,504

		917,075		2,330,837		952,807		2,797,205

Other operating expenses
Losses related to financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		114		131		32		35
Losses on disposal of financial instruments at fair value through other comprehensive income		19,958		35,832		259		3,738

		20,072		35,963		291		3,773

Losses related to financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		2,593		4,051		2,565		3,374
Losses on redemption of securities measured at amortized cost		2		5		—		—
Losses on disposal of securities measured at amortized cost		2		2		2,749		2,749

		2,597		4,058		5,314		6,123

Losses on foreign exchanges transactions		721,757		1,673,092		669,231		1,920,969
Others		684,290		1,494,730		525,853		1,331,148

		1,428,716		3,207,843		1,200,689		3,262,013

Net other operating expenses	~~W~~	(511,641)	~~W~~	(877,006)	~~W~~	(247,882)	~~W~~	(464,808)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Employee benefits
Salaries and short-term employee benefits - salaries	~~W~~	732,830	~~W~~	1,468,963	~~W~~	652,711	~~W~~	1,261,713
Salaries and short-term employee benefits - others		210,546		485,251		264,864		466,203
Post-employment benefits - defined benefit plans		59,442		117,614		57,629		115,454
Post-employment benefits - defined contribution plans		9,034		17,073		8,182		16,110
Termination benefits		32,748		31,300		198		8,811
Share-based payments		29,456		67,794		7,607		1,396

		1,074,056		2,187,995		991,191		1,869,687

Depreciation and amortization		193,836		407,263		204,590		416,290

Other general and administrative expenses
Rental expense		28,943		58,582		27,069		56,259
Tax and dues		78,474		145,718		72,947		137,822
Communication		13,074		28,071		11,633		23,865
Electricity and utilities		8,096		17,149		6,723		14,509
Publication		3,175		6,591		3,105		6,317
Repairs and maintenance		13,209		24,502		5,723		11,002
Vehicle		4,142		7,860		3,689		6,111
Travel		3,400		6,461		2,551		6,104
Training		7,652		18,591		3,210		9,345
Service fees		62,022		117,703		60,518		113,394
Electronic data processing expenses		74,109		148,114		68,410		139,214
Advertising		48,893		81,252		55,080		95,538
Others		56,461		136,757		69,970		140,149

		401,650		797,351		390,628		759,629

	~~W~~	1,669,542	~~W~~	3,392,609	~~W~~	1,586,409	~~W~~	3,045,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 22	Apr. 1, 2019	3,278	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 23	May 27, 2019	1,436	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 25	Jan. 1, 2020	36,103	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 27	Jun. 16, 2020	184	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Service fulfillment, market performance [3] 35% and non-market performance [5] 65%
Series 29	Jan. 1, 2021	105,651	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 31	May 27, 2021	1,344	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Deferred grant in 2015		5,303	Satisfied
Deferred grant in 2016		6,119	Satisfied
Deferred grant in 2017		2,249	Satisfied
Deferred grant in 2018		3,863	Satisfied
Deferred grant in 2019		17,526	Satisfied
Deferred grant in 2020		55,039	Satisfied

		309,299

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 77	May. 27, 2019	4,396	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 79	Jan. 1, 2020	223,517	Service fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Series 80	Mar. 1, 2020	7,943	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	237,293	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Series 82	Mar. 1, 2021	18,202	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Series 83	Apr. 1, 2021	7,871	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 84	May 27, 2021	4,032	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		749,273

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 10~50% and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,602
Stock granted in 2016		5,713
Stock granted in 2017		17,820
Stock granted in 2018		62,610
Stock granted in 2019		76,872
Stock granted in 2020		375,111
Stock granted in 2021		409,868

		952,840

		2,011,412

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of June 30, 2021 (Deferred grants are residual shares vested as of June 30, 2021).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Companies’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.1.2 Details of stock grants linked to short-term performance as of June 30, 2021, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,920	Satisfied
Stock granted in 2019	19,083	Satisfied
Stock granted in 2020	36,480	Satisfied
Stock granted in 2021	17,778	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	5,512	Satisfied
Stock granted in 2018	41,481	Satisfied
Stock granted in 2019	93,912	Satisfied
Stock granted in 2020	109,906	Satisfied
Stock granted in 2021	55,700	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	58,052	Satisfied
Stock granted in 2018	226,242	Satisfied
Stock granted in 2019	408,353	Satisfied
Stock granted in 2020	606,891	Satisfied
Stock granted in 2021	135,003	Proportional to service period

	1,895,571

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stocks grants as of June 30, 2021 and December 31, 2020, are ~~W~~160,077 million and ~~W~~135,327 million, respectively, and the compensation costs from stock grants amounting to ~~W~~67,841 million and ~~W~~1,396 million were recognized for the six-month periods ended June 30, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of June 30, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2018
	Jul. 2, 2018	180	0.00	95
	Aug. 7, 2018	194	0.00~0.10	101
	Aug. 9, 2018	47	0.00~0.11	22
	Aug. 14, 2018	30	0.00~0.12	19
	Aug. 16, 2018	130	0.00~0.13	89
	Sep. 7, 2018	106	0.00~0.19	58
	Oct. 4, 2018	129	0.00~0.26	69
	Nov. 1, 2018	258	0.00~0.34	174
	Nov. 6, 2018	236	0.00~0.35	118
	Dec. 3, 2018	132	0.00~0.42	106
	Dec. 4, 2018	21	0.00~0.43	21
	Dec. 7, 2018	91	0.00~0.44	67
	Dec. 12, 2018	64	0.00~0.45	32
	Dec. 18, 2018	271	0.00~0.47	190
	Dec. 19, 2018	42	0.00~0.47	30
	Dec. 31, 2018	127	0.00~0.50	106
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~0.53	15,851
	Feb. 1, 2019	12	0.00~0.59	6
	Apr. 1, 2019	167	0.00~0.75	73
	Apr. 18, 2019	105	0.00~0.80	69
	Apr. 22, 2019	33	0.00~0.81	33
	Jul. 1, 2019	109	0.00~1.00	87
	Aug. 29, 2019	39	0.00~1.16	35
	Sep. 2, 2019	50	0.00~1.17	28
	Nov. 1, 2019	119	0.00~1.34	71
	Nov. 8, 2019	14	0.00~1.36	6
	Dec. 5, 2019	56	0.00~1.43	50
	Dec. 6, 2019	84	0.00~1.43	82
	Dec. 31, 2019	87	0.00~1.50	65
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.55	20,533
	May 12, 2020	46	0.00~1.87	44
	Jun. 30, 2020	206	0.00~2.00	206
	Aug. 26, 2020	40	0.00~2.16	40
	Oct. 29, 2020	160	0.00~2.33	160
	Nov. 6, 2020	45	0.00~2.35	37
	Nov. 30, 2020	35	0.00~2.42	34
	Dec. 2, 2020	57	0.00~2.42	55
	Dec. 4, 2020	154	0.00~2.43	152
	Dec. 30, 2020	88	0.00~2.50	86

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.2.1 Details of mileage stock as of June 30, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.55	26,828
	Apr. 1, 2021	89	0.00~2.75	89

		87,234		66,017

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of the prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of June 30, 2021. These shares are vested immediately at grant date.

25.2.2.2 The accrued expenses for share-based payments related to mileage stock as of June 30, 2021 and December 31, 2020, are ~~W~~3,684 million and ~~W~~2,862 million, respectively. The compensation costs amounting to ~~W~~2,145 million and ~~W~~427 million were recognized as expenses for the six-month periods ended June 30, 2021 and 2020, respectively.

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of directors of Prudential Life Insurance Company of Korea Ltd. based on the results of the current performance evaluation and will defer the bonus for three years and pay it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of June 30, 2021, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	2.50	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments as of June 30, 2021 and December 31, 2020, are ~~W~~605 million and ~~W~~652 million, respectively. The compensation costs amounting to ~~W~~47 million were reversed for the six-month period ended June 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

26. Income Tax Expense

Details of income tax expense for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Income tax payable
Current income tax expense	~~W~~	811,477	~~W~~	581,440
Adjustments of income tax of prior years recognized in current tax		24,372		8,752

		835,849		590,192

Changes in deferred income tax assets and liabilities		63,619		19,218

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		2,798		816
Currency translation differences		(7,361)		(5,744)
Net gains or losses on financial instruments at fair value through other comprehensive income		98,059		55,812
Shares of other comprehensive income or loss of associates and joint ventures		(205)		(1,315)
Gains or losses on cash flow hedging instruments		(10,062)		13,674
Gains or losses on hedging instruments of net investments in foreign operations		8,860		935
Other comprehensive income or loss arising from separate account		10,904		(1,482)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(1,428)		(11,375)
Net gains or losses on overlay approach adjustment		(35,283)		(26,203)
Others		—		29,470

		66,282		54,588

Others		(4,985)		190

Income tax expense	~~W~~	960,765	~~W~~	664,188

27. Dividends

The dividends to the shareholders of the Parent Company for the year ended December 31, 2020, of ~~W~~1,770 per share, amounting to total dividends of ~~W~~689,653 million, were resolved at the annual general shareholder’s meeting on March 26, 2021 and paid in April 2021. The dividends paid to the shareholders of the Parent Company in April 2020 were ~~W~~861,092 million (~~W~~2,210 per share).

According to the resolution of the board of directors on July 22, 2021, the quarterly dividend per share of ~~W~~750 (total dividend: ~~W~~292,226 million) with dividend record date of June 30, 2021 were paid on August 6, 2021. The Group’s consolidated financial statements as of June 30, 2021, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(300,324)	~~W~~	(5,088)	~~W~~	—	~~W~~	—	~~W~~	2,798	~~W~~	(302,614)
Currency translation differences		(131,113)		91,653		1,994		—		(7,361)		(44,827)
Gains on financial instruments at fair value through other comprehensive income		717,230		(586,673)		(38,286)		270,483		98,059		460,813
Share of other comprehensive loss of associates and joint ventures		(3,529)		482		—		—		(205)		(3,252)
Losses on cash flow hedging instruments		(28,597)		47,696		(19,962)		—		(10,062)		(10,925)
Gains on hedging instruments of net investments in foreign operations		22,277		(36,189)		5,195		—		8,860		143
Other comprehensive income (loss) arising from separate account		8,698		(40,238)		(2,204)		—		10,904		(22,840)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		5,193		—		—		(1,428)		(7,742)
Gains on overlay approach adjustment		339,202		171,051		(42,131)		—		(35,283)		432,839

	~~W~~	612,337	~~W~~	(352,113)	~~W~~	(95,394)	~~W~~	270,483	~~W~~	66,282	~~W~~	501,595

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2020
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(2,966)	~~W~~	—	~~W~~	—	~~W~~	816	~~W~~	(292,378)
Currency translation differences		31,793		51,866		—		—		(5,744)		77,915
Gains on financial instruments at fair value through other comprehensive income		487,331		259,702		(128,850)		(331,842)		55,812		342,153
Share of other comprehensive income of associates and joint ventures		3,318		4,601		—		—		(1,315)		6,604
Losses on cash flow hedging instruments		(27,333)		(82,317)		29,457		—		13,674		(66,519)
Losses on hedging instruments of net investments in foreign operations		(41,992)		358		—		—		935		(40,699)
Other comprehensive income arising from separate account		18,381		12,068		(6,678)		—		(1,482)		22,289
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,326)		41,342		—		—		(11,375)		9,641
Gains on overlay approach adjustment		187,077		41,594		28,784		—		(26,203)		231,252

	~~W~~	348,021	~~W~~	326,248	~~W~~	(77,287)	~~W~~	(331,842)	~~W~~	25,118	~~W~~	290,258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2021		2020
	Three months	Six months	Three months	Six months
Beginning (A)	415,807,920	415,807,920	415,807,920	415,807,920
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)	(26,173,585)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335	389,634,335	389,634,335

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2021
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,204,275,767,438	~~W~~	2,474,290,969,477
Deduction: Dividends on hybrid securities		(17,779,875,000)		(31,341,750,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,186,495,892,438		2,442,949,219,477
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,045	~~W~~	6,270

(In Korean won and in number of shares)	2020
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	981,886,212,117	~~W~~	1,711,339,827,348
Deduction: Dividends on hybrid securities		(3,256,250,000)		(6,512,500,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		978,629,962,117		1,704,827,327,348
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	2,512	~~W~~	4,375

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2021
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,204,275,767,438	~~W~~	2,474,290,969,477
Deduction: Dividends on hybrid securities		(17,779,875,000)		(31,341,750,000)

Profit attributable to ordinary equity holders of the Parent Company		1,186,495,892,438		2,442,949,219,477
Adjustments: Interest expense on exchangeable bonds		585,189,056		1,163,947,463

Adjusted profit for diluted earnings per share	~~W~~	1,187,081,081,494	~~W~~	2,444,113,166,940

(In Korean won)	2020
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	981,886,212,117	~~W~~	1,711,339,827,348
Deduction: Dividends on hybrid securities		(3,256,250,000)		(6,512,500,000)

Profit attributable to ordinary equity holders of the Parent Company		978,629,962,117		1,704,827,327,348
Adjustments: Interest expense on exchangeable bonds		—		—

Adjusted profit for diluted earnings per share	~~W~~	978,629,962,117	~~W~~	1,704,827,327,348

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2021		2020
	Three months	Six months	Three months	Six Months
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335	389,634,335	389,634,335
Adjustment:
Stock grants	3,296,514	3,421,803	2,907,973	3,200,650
Exchangeable bonds	5,000,000	5,000,000	—	—

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	397,930,849	398,056,138	392,542,308	392,834,985

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2021
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	1,187,081,081,494	~~W~~	2,444,113,166,940
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		397,930,849		398,056,138

Diluted earnings per share	~~W~~	2,983	~~W~~	6,140

(In Korean won and in number of shares)	2020
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	978,629,962,117	~~W~~	1,704,827,327,348
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,542,308		392,834,985

Diluted earnings per share	~~W~~	2,493	~~W~~	4,340

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

30. Insurance Contracts

30.1 Insurance Liabilities

Details of insurance liabilities by insurance types as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	25,568,158	~~W~~	24,030,126	~~W~~	—	~~W~~	49,598,284
Reserve for outstanding claims		3,055,801		265,721		2,375		3,323,897
Unearned premium reserve		2,020,098		10,082		593		2,030,773
Reserve for dividend to policyholders		126,037		38,412		—		164,449
Reserve for distribution of earnings to policyholders		63,292		6,566		—		69,858
Reserve for loss compensation on participating insurance		20,090		7,551		—		27,641
Guarantee reserve		—		900,548		—		900,548

	~~W~~	30,853,476	~~W~~	25,259,006	~~W~~	2,968	~~W~~	56,115,450

(In millions of Korean won)	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	24,990,530	~~W~~	23,264,955	~~W~~	—	~~W~~	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	~~W~~	29,935,945	~~W~~	24,476,029	~~W~~	3,322	~~W~~	54,415,296

*	Includes negative VOBA amounting to \ 2,541,009 million and \ 2,698,010 million as of June 30, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

30.2 Net Insurance Income

Details of insurance income and expenses for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Insurance Income
Premium income	~~W~~	7,570,829	~~W~~	6,185,774
Reinsurance income		437,178		411,862
Reversal of policy reserves		354		422
Separate account income		154,815		91,521
Income from change in reinsurance assets		88,463		144,241
Other insurance income		8,298		3,634

		8,259,937		6,837,454

Insurance Expenses
Insurance claims paid		2,679,436		2,586,451
Dividend expenses		7,001		5,620
Refunds of surrender value		2,051,509		1,599,246
Reinsurance expenses		590,883		570,778
Provision for policy reserves		1,682,525		1,143,523
Separate account expenses		56,215		54,341
Administration expenses		323,342		213,590
Amortization of deferred acquisition costs		417,635		358,446
Expenses from change in reinsurance assets		10		79
Claim survey expenses paid		30,686		29,237
Other insurance expenses		84,779		95,687

		7,924,021		6,656,998

Net insurance income	~~W~~	335,916	~~W~~	180,456

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

30.3 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

30.3.1 Details of financial assets with the overlay approach applied as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	105,169	~~W~~	70,312
Debt securities		7,561,029		7,363,457
Equity securities		226,644		305,337

	~~W~~	7,892,842	~~W~~	7,739,106

30.3.2 Changes in net gains on overlay adjustment for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	339,202	~~W~~	187,077
Recognition of other comprehensive income due to acquisition and valuation		124,176		23,307
Reclassification to profit or loss due to disposal		(30,539)		20,868

Ending	~~W~~	432,839	~~W~~	231,252

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Cash	~~W~~	2,494,291	~~W~~	2,560,970
Checks with other banks		338,639		327,781
Due from the Bank of Korea		13,184,960		12,340,532
Due from other financial institutions		8,419,048		10,379,559

		24,436,938		25,608,842

Due from financial institutions measured at fair value through profit or loss		178,245		100,094

		24,615,183		25,708,936

Deduction:
Restricted due from financial institutions		(15,671,311)		(15,303,363)
Due from financial institutions with original maturities over three months		(1,507,485)		(1,720,481)

		(17,178,796)		(17,023,844)

	~~W~~	7,436,387	~~W~~	8,685,092

31.2 Cash inflows and outflows from income tax, interests and dividends for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	Activity	2021		2020
Income tax paid	Operating	~~W~~	957,918	~~W~~	624,535
Interest received	Operating		7,420,876		7,047,187
Interest paid	Operating		2,146,214		2,477,068
Dividends received	Operating		136,013		117,524
Dividends paid	Financing		720,995		867,604

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	173,342	~~W~~	144,457
Others		873,176		1,048,848

		1,046,518		1,193,305

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		351,694		221,422
Letter of guarantees		73,643		45,693
Bid bond		60,216		72,037
Performance bond		834,016		703,826
Refund guarantees		621,425		801,445
Others		2,455,520		3,072,099

		4,396,514		4,916,522

Financial guarantees:
Acceptances and guarantees for issuance of debenture		10,040		10,040
Acceptances and guarantees for mortgage		51,200		89,302
Overseas debt guarantees		313,959		410,470
International financing guarantees in foreign currencies		171,857		197,097
Others		50,950		50,950

		598,006		757,859

		6,041,038		6,867,686

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,050,683		2,094,989
Refund guarantees		667,900		344,112

		3,718,583		2,439,101

	~~W~~	9,759,621	~~W~~	9,306,787

32.2 Details of commitments as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Commitments
Corporate loan commitments	~~W~~	40,789,679	~~W~~	40,253,100
Retail loan commitments		47,382,253		46,450,857
Credit line of credit cards		68,340,119		65,325,863
Purchase of other securities		6,445,105		7,104,163

		162,957,156		159,133,983

Financial Guarantees
Credit line		5,255,418		3,522,809
Purchase of securities		535,801		683,800

		5,791,219		4,206,609

	~~W~~	168,748,375	~~W~~	163,340,592

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation)

a) The Group has 128 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of \ 578,648 million, and 286 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims of \ 2,007,272 million, which arose in the normal course of the business, as of June 30, 2021. Details of major pending lawsuits in which the Group is a defendant are as follows:

(in number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	\48,068	Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses). Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.	Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

Kookmin Bank	Request for compensation for damages	1	1,629,557	The plaintiff filed a lawsuit for compensation for damages against Indonesian Financial Supervisory Authority (OJK) and Kookmin Bank as joint defendants, claiming that the capital increase and Kookmin Bank’s acquisition of PT Bank KB Bukopin Tbk were illegal in violation of local laws and regulations in Indonesia.	Decision of the court to dismiss the case after plaintiff filing motion to voluntarily dismiss. Receipt of dismiss decision letter by Kookmin Bank and OJK.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested \ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of \ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to \ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (date for argument is not fixed).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation) (cont’d)

b) On April 10, 2020, Kookmin Bank acquired 70% shares of PRASAC Microfinance Institution Plc. (“PRASAC”), a specialized credit microfinance institution in Cambodia, for US$ 603 million from its existing shareholders. Kookmin Bank has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to Kookmin Bank, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, Kookmin Bank has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

c) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the incident, KB Kookmin Card Co., Ltd. faces 3 and 2 legal claims filed as a defendant, with an aggregate claim of ~~W~~164 million and ~~W~~108 million as of June 30, 2021 and December 31, 2020. In addition, the Group takes out the personal information protection liability insurance as of June 30, 2021.

e) As of June 30, 2021, KB Capital Co., Ltd. is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., Ltd. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and LVMC Holdings (formerly Kolao Holdings), for five years (the restriction period for the disposal of its equity) after February 8, 2017. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates of KB Financial Group Inc., who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company and agree to succeed their responsibility for the joint-venture lease company. Meanwhile, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are more than three months overdue to Lanexang Leasing Co., Ltd. in accordance with an agreement.

f) As of June 30, 2021, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after the completion date of the share purchase (May 18, 2020). If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance can receive dividends for up to 20% of net profit after taxes for each fiscal year starting from three years after the fiscal year in which profit available for dividend occurs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation) (cont’d)

g) KB Securities Co., Ltd., as a sales agency, sold \ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrowers in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which KB Securities Co., Ltd. is the defendant as of June 30, 2021. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

h) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of June 30, 2021, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is \ 263,900 million. Meanwhile, KB Securities Co., Ltd. sold \ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds were transferred to Wellbridge Asset Management (the bridge management company). Recovery and distribution are in progress by the bridge management company. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed, and there is a possibility that lawsuits may be filed in the future, but the impact on the consolidated financial statements cannot be predicted at this time.

i) The proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 10.1 Changes in allowances for credit losses of loans and Note 18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of June 30, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Jun. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Jun. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Jun. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Jun. 30	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Jun. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Jun. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Jun. 30	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Jun. 30	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Jun. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Jun. 30	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Jun. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Jun. 30	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Jun. 30	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Jun. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Jun. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Microfinance services
	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Jun. 30	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Jun. 30	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Jun. 30	Banking
	PT Bukopin Finance	97.03	Indonesia	Jun. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.1 Details of major consolidated subsidiaries as of June 30, 2021, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Jun. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Jun. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Jun. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Jun. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Jun. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Jun. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Jun. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Jun. 30	Claim service
	KB Sonbo CNS	100.00	Korea	Jun. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Jun. 30	Service
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Jun. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Jun. 30	Auto Installment finance
	KB J Capital Co., Ltd.	49.99	Thailand	Jun. 30	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Jun. 30	Auto Installment finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Jun. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB DATA SYSTEMS INDONESIA	100.00	Indonesia	Jun. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Jun. 30	General advisory

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.2 Details of consolidated structured entities as of June 30, 2021, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	MS Sejong 4th Co., Ltd. and 116 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 160 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than a majority of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.3 Condensed financial information of major subsidiaries as of June 30, 2021 and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	June 30, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	455,817,948	~~W~~	424,785,555	~~W~~	31,032,393	~~W~~	13,090,730	~~W~~	1,422,648	~~W~~	1,539,736
KB Securities Co., Ltd. [1,2]		56,893,625		51,573,401		5,320,224		4,722,194		374,412		392,861
KB Insurance Co., Ltd. [1,2]		40,267,942		36,315,932		3,952,010		6,969,916		142,908		(39,806)
KB Kookmin Card Co., Ltd.[1]		25,841,304		21,465,193		4,376,111		1,735,826		252,816		266,300
Prudential Life Insurance Company of Korea Ltd. [2]		25,508,047		23,213,847		2,294,200		986,188		192,369		(45,728)
KB Asset Management Co., Ltd. [1]		343,812		134,335		209,477		125,901		42,429		41,397
KB Capital Co., Ltd. [1,2]		13,803,054		12,272,496		1,530,558		783,792		107,502		107,063
KB Life Insurance Co., Ltd.		10,904,117		10,381,362		522,755		1,348,117		(10,980)		(59,372)
KB Real Estate Trust Co., Ltd. [1]		445,212		107,138		338,074		81,426		43,551		43,552
KB Savings Bank Co., Ltd.		2,345,812		2,095,035		250,777		69,102		7,670		11,206
KB Investment Co., Ltd. [1]		895,599		653,897		241,702		89,595		21,551		21,557
KB Data System Co., Ltd.		41,801		26,032		15,769		78,659		(1,541)		(1,688)
KB Credit Information Co., Ltd.		28,695		12,123		16,572		20,657		645		635

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.3 Condensed financial information of major subsidiaries as of June 30, 2021 and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	438,444,114	~~W~~	408,036,040	~~W~~	30,408,074	~~W~~	13,532,177	~~W~~	1,246,754	~~W~~	1,318,866
KB Securities Co., Ltd. [1,2]		57,570,654		52,516,488		5,054,166		6,438,213		128,836		199,530
KB Insurance Co., Ltd. [1,2]		39,078,117		35,086,458		3,991,659		6,833,027		143,955		194,125
KB Kookmin Card Co., Ltd.[1]		24,071,644		19,789,958		4,281,686		1,589,119		163,784		133,124
Prudential Life Insurance Company of Korea Ltd. [2]		25,121,656		22,681,729		2,439,927		—		—		—
KB Asset Management Co., Ltd. [1]		335,601		112,522		223,079		86,064		21,554		22,356
KB Capital Co., Ltd. [1,2]		12,823,748		11,392,177		1,431,571		610,354		73,538		73,570
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		957,331		11,784		21,542
KB Real Estate Trust Co., Ltd. [1]		437,619		108,096		329,523		73,162		38,287		38,288
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		49,977		9,912		9,499
KB Investment Co., Ltd. [1]		848,693		618,552		230,141		41,139		1,467		1,478
KB Data System Co., Ltd.		40,347		23,024		17,323		77,361		880		878
KB Credit Information Co., Ltd.		27,711		11,773		15,938		19,593		(140)		(142)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~4,427,094 million to K plus 1st L.L.C and other subsidiaries.

33.4.2 The Group provides capital commitment to 26 subsidiaries including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~1,256,411 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the six-month period ended June 30, 2021, are as follows:

Company	Reasons of obtaining control
PT KB DATA SYSTEMS INDONESIA and 8 others	Holds more than a majority of the ownership interests

Able Guwall 1st Co., Ltd. and 32 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Private Real Estate Debt Fund No.11 and 16 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

33.5.2 Subsidiaries excluded from consolidation for the six-month period ended June 30, 2021, are as follows:

Company	Reasons of losing control
Able Hana Co., Ltd. and 43 others	Termination of the commitments

KB SAUDI SEPCO II Private Special Asset Fund and 7 others	Liquidation

Aquila Global Real Assets Fund No.1 LP and 4 others	Disposal

KB Global ESG Securities Feeder Fund (Equity) and another	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)

		2021		2020
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	2,867	~~W~~	3,382
Korea Credit Bureau Co., Ltd.	Interest expense		5		1
	Fee and commission income		455		490
	Insurance income		2		2
	Fee and commission expense		2,243		1,662
	Other operating expense		3		—
KB GwS Private Securities Investment Trust *	Fee and commission income		146		424
Incheon Bridge Co., Ltd.	Interest income		2,170		2,091
	Interest expense		77		176
	Fee and commission income		9		12
	Fee and commission expense		2		3
	Insurance income		129		138
	Gains on financial instruments at fair value through profit or loss		—		1,819
	Losses on financial instruments at fair value through profit or loss		1,504		—
	Reversal of credit losses		459		—
	Provision for credit losses		—		508
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Fee and commission income		—		12
Aju Good Technology Venture Fund	Interest expense		9		11
KB Star Office Private Real Estate Investment Trust No.1	Interest income		183		184
	Interest expense		3		43
	Fee and commission income		216		217
RAND Bio Science Co., Ltd.	Interest expense		—		8
SY Auto Capital Co., Ltd.	Interest income		476		550
	Fee and commission income		44		14
	Fee and commission expense		6		—
	Insurance income		19		20
	Other operating income		357		734
	Other operating expense		46		65
	Reversal of credit losses		—		17
	Provision for credit losses		10		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

		2021		2020
Food Factory Co., Ltd.	Interest income	~~W~~	34	~~W~~	22
	Interest expense		3		7
	Insurance income		4		3
	Fee and commission expense		2		—
	Gains on financial instruments at fair value through profit or loss		—		48
	Losses on financial instruments at fair value through profit or loss		2		—
	Reversal of credit losses		6		1
KB Pre IPO Secondary Venture Fund No.1	Interest expense		—		3
	Fee and commission income		55		55
KB Private Equity Fund No.3 *	Fee and commission income		—		239
Acts Co., Ltd.	Interest income		—		1
APRO Co., Ltd. *	Interest income		—		7
	Interest expense		—		1
	Insurance income		—		1
	Provision for credit losses		—		1
POSCO-KB Shipbuilding Fund	Fee and commission income		134		284
Dae-A Leisure Co., Ltd.	Interest expense		1		4
Paycoms Co., Ltd.	Interest income		5		5
	Gains on financial instruments at fair value through profit or loss		48		36
Big Dipper Co., Ltd.	Fee and commission expense		377		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		20
	Fee and commission income		105		300
KB-TS Technology Venture Private Equity Fund	Fee and commission income		145		126
KB-SJ Tourism Venture Fund	Fee and commission income		135		169
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss		14		—
	Losses on financial instruments at fair value through profit or loss		1,344		—
	Fee and commission income		18		18
	Fee and commission expense		29		—
Iwon Alloy Co., Ltd.	Insurance income		—		1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		126		122
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		17		—
	Other non-operating income		—		18
	Gains on financial instruments at fair value through profit or loss		187		232
	Losses on financial instruments at fair value through profit or loss		52		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

		2021		2020
KB-MDI Centauri Fund LP	Fee and commission income	~~W~~	166	~~W~~	132
	Gains on financial instruments at fair value through profit or loss		174		—
	Losses on financial instruments at fair value through profit or loss		206		2
Hibiscus Fund LP	Fee and commission income		122		—
S&E BIO	Interest expense		—		1
Contents First	Interest expense		30		4
December & Company Inc.	Insurance income		54		—
GENINUS Inc.	Interest expense		18		—
	Provision for credit losses		2		—
Wyatt Corp.	Gains on financial instruments at fair value through profit or loss		5,398		—
	Insurance income		31		29
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		8		27
	Fee and commission income		341		549
SKYDIGITAL INC.	Fee and commission income		1		2
KB No.17 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		95		8
	Losses on financial instruments at fair value through profit or loss		—		25
	Interest expense		7		13
KB No.18 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		127		—
	Losses on financial instruments at fair value through profit or loss		—		1
	Interest expense		11		17
KB No.19 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		79		—
	Losses on financial instruments at fair value through profit or loss		—		25
	Interest expense		4		8
KB No.20 Special Purpose Acquisition Company	Fee and commission income		—		210
	Gains on financial instruments at fair value through profit or loss		153		1,499
	Interest expense		7		13
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		242		365
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		223		864
COSES GT	Interest income		9		—
	Interest expense		1		—
	Provision for credit losses		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

		2021		2020
Mantisco Co., Ltd.	Interest expense	~~W~~	1	~~W~~	—
WJ Private Equity Fund No.1	Fee and commission income		4		—
UPRISE, Inc.	Interest income		4		—
CellinCells Co., Ltd.	Interest expense		—		4
Bomapp Inc.	Fee and commission expense		5		3
	Insurance income		—		4
KB Social Impact Investment Fund	Fee and commission income		150		150
KB-UTC Inno-Tech Venture Fund	Fee and commission income		254		292
KBSP Private Equity Fund No.4	Fee and commission income		193		185
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		598		233
2020 KB Fintech Renaissance Fund	Fee and commission income		73		—
KB Material and Parts No.1 PEF	Fee and commission income		175		—
FineKB Private Equity Fund No.1	Fee and commission income		248		—
KB Bio Private Equity No.3 Ltd.	Fee and commission income		169		—
K The 15th REIT Co., Ltd.	Fee and commission income		500		—
GOMI CORPORATION *	Insurance income		1		—
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		599		—
KB-Solidus Global Healthcare Fund	Fee and commission income		—		402
	Other non-operating expense		129		—
Fabric Time Co., Ltd.	Fee and commission income		4		3
	Interest expense		9		17
BNF Corporation Ltd. *	Interest income		—		401
	Fee and commission income		—		2
	Provision for credit losses		—		8
KB Cape No.1 Private Equity Fund	Fee and commission income		72		72
	Losses on financial instruments at fair value through profit or loss		103		—
Keystone-Hyundai Securities No.1 Private Equity Fund	Fee and commission income		46		69
Other
Retirement pension	Fee and commission income		683		598
	Interest expense		2		2

*	Excluded from the Group’s related party as of June 30, 2021.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~432,908 million and ~~W~~683,556 million for the six-month periods ended June 30, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		June 30, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,420	~~W~~	1,733
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		57		36
	Deposits		8,051		19,982
	Insurance liabilities		3		1
	Other liabilities		68		623
KB GwS Private Securities Investment Trust *	Other assets		—		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		37,252		38,756
	Loans measured at amortized cost (gross amount)		123,559		133,002
	Allowances for credit losses		19		202
	Other assets		508		545
	Deposits		40,983		39,520
	Provisions		15		292
	Insurance liabilities		157		109
	Other liabilities		35		205
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance liabilities		—		1
Dae-A Leisure Co., Ltd.	Deposits		472		636
	Other liabilities		—		21
Aju Good Technology Venture Fund	Deposits		2,645		3,093
Other liabilities			8		1
KB Star Office Private Real Estate Investment Trust No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		5
	Other assets		136		137
	Deposits		2,227		4,255
	Other liabilities		—		24
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		2,502		8,097
	Other liabilities		1		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		200		349
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,897		2,000
	Other assets		216		144
RAND Bio Science Co., Ltd.	Deposits		53		693
	Loans measured at amortized cost (gross amount)		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2021		December 31, 2020
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	40,031	~~W~~	40,060
	Allowances for credit losses		66		57
	Other assets		131		65
	Deposits		19		6
	Insurance liabilities		27		13
	Other liabilities		40		76
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		660		662
	Loans measured at amortized cost (gross amount)		3,579		3,210
	Allowances for credit losses		4		8
	Other assets		2		3
	Deposits		1,121		1,555
	Provisions		—		2
	Insurance liabilities		3		5
	Other liabilities		3		9
KB Pre IPO Secondary Venture Fund No.1	Deposits		180		629
Acts Co., Ltd.	Deposits		51		18
	Insurance liabilities		—		1
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		134		264
Paycoms Co., Ltd.	Other assets		—		1
	Financial assets at fair value through profit or loss		1,275		1,226
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		6		4
	Deposits		164		1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		470		923
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		5,176		4,250
	Other liabilities		54		71
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		11		9
Wyatt Corp.	Financial assets at fair value through profit or loss		11,398		6,000
	Deposits		1		1
	Insurance liabilities		8		39
SKYDIGITAL INC.	Deposits		8		15

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2021		December 31, 2020
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	7,811	~~W~~	9,141
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		2,450		—
	Deposits		4,055		—
	Other liabilities		10		—
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,250		250
	Loans measured at amortized cost (gross amount)		500		500
	Allowances for credit losses		1		1
	Deposits		1,001		11
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		—		13
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		2		24
	Deposits		35		260
Jo Yang Industrial Co., Ltd.	Deposits		1		2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,782		2,687
	Deposits		1,712		1,711
	Other liabilities		6		23
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,000		3,873
	Deposits		2,110		2,101
	Other liabilities		3		19
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,134		2,055
	Deposits		1,032		1,053
	Other liabilities		7		3
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,220		3,067
	Deposits		1,694		1,716
	Other liabilities		8		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2021		December 31, 2020
COSES GT	Financial assets at fair value through profit or loss	~~W~~	4,930	~~W~~	4,930
	Loans measured at amortized cost (gross amount)		502		500
	Allowances for credit losses		4		4
	Other assets		1		1
	Deposits		1,329		292
	Insurance liabilities		—		1
	Provisions		1		—
Bomapp Inc.	Financial assets at fair value through profit or loss		1,999		1,999
	Insurance liabilities		—		2
Channel Corporation	Financial assets at fair value through profit or loss		4,551		4,551
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		5,000
KB-Solidus Global Healthcare Fund	Other assets		324		707
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,390		3,264
GOMI CORPORATION	Financial assets at fair value through profit or loss		2,500		500
	Loans measured at amortized cost (gross amount)		19		9
	Deposits		264		37
Copin Communications, Inc.	Financial assets at fair value through profit or loss		4,801		1,500
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E BIO	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		682		1,142
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,031		1,432
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		11		76
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100
Contents First	Financial assets at fair value through profit or loss		7,277		6,146
	Deposits		20,028		1,823
	Other liabilities		30		7

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2021		December 31, 2020
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss	~~W~~	7,036	~~W~~	4,280
	Other assets		474		308
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
GENINUS Inc.	Financial assets at fair value through profit or loss		5,599		5,599
	Loans measured at amortized cost (gross amount)		7		—
	Allowances for credit losses		2		—
	Deposits		4,753		13,630
	Other liabilities		28		15
FineKB Private Equity Fund No.1	Other assets		286		38
NEOMIO CORP.	Deposits		—		535
December & Company Inc.	Deposits		1		1
	Insurance liabilities		64		—
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		2,200		—
Mantisco Co., Ltd.	Financial assets at fair value through profit or loss		3,000		—
	Deposits		351		—
IMBiologics Corp.	Financial assets at fair value through profit or loss		2,000		—
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		—
	Deposits		878		—
Pin Therapeutics Inc.	Financial assets at fair value through profit or loss		3,000		—
Hibiscus Fund LP	Financial assets at fair value through profit or loss		4,618		—
	Other assets		122		—
Fabric Time Co., Ltd.	Financial assets at fair value through profit or loss		3,345		3,345
	Loans measured at amortized cost (gross amount)		49		59
	Provisions		—		1
	Deposits		1,773		3,947
	Other liabilities		8		40

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2021		December 31, 2020
Key management	Loans measured at amortized cost (gross amount)	~~W~~	3,786	~~W~~	5,153
Allowances for credit losses			1		2
Other assets			3		5
Deposits			18,945		17,167
Provisions			1		—
Insurance liabilities			2,789		2,501
Other liabilities			339		371
Other
Retirement pension	Other assets		706		295
Other liabilities			204		10,600

*	Excluded from the Group’s related party as of June 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	57	~~W~~	(36)	~~W~~	57
Incheon Bridge Co., Ltd.		171,758		9		(10,956)		160,811
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(103)		1,897
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,060		31		(60)		40,031
Food Factory Co., Ltd.		3,872		396		(29)		4,239
Paycoms Co., Ltd.		1,226		49		—		1,275
Big Dipper Co., Ltd.		4		6		(4)		6
RMGP Bio-Pharma Investment Fund, L.P.		4,250		926		—		5,176
RMGP Bio-Pharma Investment, L.P.		9		2		—		11
Wyatt Corp.		6,000		5,398		—		11,398
Banksalad Co., Ltd.		9,141		—		(1,330)		7,811
UPRISE, Inc.		750		1,000		—		1,750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		2		(24)		2,002
KB No.17 Special Purpose Acquisition Company		2,687		95		—		2,782
KB No.18 Special Purpose Acquisition Company		3,873		127		—		4,000
KB No.19 Special Purpose Acquisition Company		2,055		79		—		2,134
KB No.20 Special Purpose Acquisition Company		3,067		153		—		3,220
COSES GT		5,430		2		—		5,432
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		4,551		—		—		4,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		126		—		3,390
GOMI CORPORATION		509		2,019		(9)		2,519
Copin Communications, Inc.		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E BIO		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		599		—		2,031
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		2,756		—		7,036
Fabric Time Co., Ltd.		3,404		49		(59)		3,394
OKXE Inc.		800		—		—		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
GENINUS Inc.	~~W~~	5,599	~~W~~	7	~~W~~	—	~~W~~	5,606
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,000		—		3,000
IMBiologics Corp.		—		2,000		—		2,000
Spark Biopharma Inc.		—		2,450		—		2,450
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,618		—		4,618
Key management		5,153		1,248		(2,615)		3,786

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	32	~~W~~	(43)	~~W~~	32
Incheon Bridge Co., Ltd.		185,564		1,825		(7,357)		180,032
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		11,312		(13,240)		40,062
Food Factory Co., Ltd.		2,582		52		(18)		2,616
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		37		—		1,194
Big Dipper Co., Ltd.		11		2		(11)		2
APRO Co., Ltd. *		2,019		2,000		(4,019)		—
Carlife Co., Ltd.		—		9		—		9
RMGP Bio-Pharma Investment Fund, L.P.		3,419		798		—		4,217
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		7,504		—		—		7,504
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		8		(4)		2,008
KB No.17 Special Purpose Acquisition Company		2,683		—		(32)		2,651
KB No.18 Special Purpose Acquisition Company		3,786		2		(1)		3,787
KB No.19 Special Purpose Acquisition Company		2,043		—		(24)		2,019
KB No.20 Special Purpose Acquisition Company		1,499		1,499		—		2,998

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
COSES GT	~~W~~	2,930	~~W~~	2,000	~~W~~	—	~~W~~	4,930
CWhy Inc.		2,000		—		—		2,000
Bomapp Inc.		1,999		—		—		1,999
ZOYI Corporation INC.		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		408		—		408
Bioprotect Ltd.		—		3,602		—		3,602
GOMI CORPORATION		—		507		—		507
Copin Communications, Inc.		—		1,500		—		1,500
Go2joy Co., Ltd.		—		1,200		—		1,200
ClavisTherapeutics, Inc.		—		2,000		—		2,000
S&E BIO		—		2,000		—		2,000
Bluepointpartners Inc.		—		1,500		—		1,500
4N Inc.		—		200		—		200
Xenohelix Co., Ltd.		—		2,100		—		2,100
Contents First		—		6,146		—		6,146
KB-MDI Centauri Fund LP		—		1,756		—		1,756
Fabric Time Co., Ltd.		1,845		1,528		—		3,373
BNF Corporation Ltd. *		3,659		1,000		(4,659)		—
Key management		3,538		3,525		(2,689)		4,374

*	Excluded from the Group’s related party as of June 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	(1,000)	~~W~~	(10,931)	~~W~~	8,051
Incheon Bridge Co., Ltd.		39,520		15,000		(20,000)		6,463		40,983
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		(479)		315		472
SKYDIGITAL INC.		15		—		—		(7)		8
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		3,093		385		—		(833)		2,645
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(453)		470
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		(5,595)		2,502
NEOMIO CORP.		535		—		—		(535)		—
WJ Private Equity Fund No.1		349		—		—		(149)		200
KB Star Office Private Real Estate Investment Trust No.1		4,255		—		(1,770)		(258)		2,227
SY Auto Capital Co., Ltd.		6		—		—		13		19
KB No.17 Special Purpose Acquisition Company		1,711		1,546		(1,525)		(20)		1,712
KB No.18 Special Purpose Acquisition Company		2,101		2,016		(2,063)		56		2,110
KB No.19 Special Purpose Acquisition Company		1,053		—		—		(21)		1,032
KB No.20 Special Purpose Acquisition Company		1,716		—		—		(22)		1,694
RAND Bio Science Co., Ltd.		693		—		(400)		(240)		53
Food Factory Co., Ltd.		1,555		507		(500)		(441)		1,121
Acts Co., Ltd.		18		—		—		33		51
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		163		164
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		990		1,001
CellinCells Co., Ltd.		260		—		—		(225)		35
COSES GT		292		—		—		1,037		1,329
Fabric Time Co., Ltd.		3,947		—		(3,000)		826		1,773
GOMI CORPORATION		37		—		—		227		264
S&E BIO		1,142		—		—		(460)		682
KB Pre IPO Secondary Venture Fund No.1		629		—		—		(449)		180

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
4N Inc.	~~W~~	76	~~W~~	—	~~W~~	—	~~W~~	(65)	~~W~~	11
Contents First		1,823		20,000		(1,000)		(795)		20,028
December & Company Inc.		1		—		—		—		1
GENINUS Inc.		13,630		—		(700)		(8,177)		4,753
Mantisco Co., Ltd.		—		—		—		351		351
Spark Biopharma Inc.		—		—		—		4,055		4,055
G1 Playground Co., Ltd.		—		—		—		878		878
Key management		17,167		9,896		(9,791)		1,674		18,946

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	1,000	~~W~~	—	~~W~~	(13,513)	~~W~~	5,453
Incheon Bridge Co., Ltd.		45,447		20,000		(20,000)		(1,229)		44,218
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		230		983
Iwon Alloy Co., Ltd.		—		—		—		1		1
Computerlife Co., Ltd.		1		—		—		1		2
SKYDIGITAL INC.		25		—		—		258		283
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		5,456		—		—		(190)		5,266
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		926		2,980
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		1,035		14,153
WJ Private Equity Fund No.1		—		—		—		146		146
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,117		(3,619)		(112)		6,679
SY Auto Capital Co., Ltd.		8		—		—		(1)		7
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(33)		1,734
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		29		2,132
KB No.19 Special Purpose Acquisition Company		1,093		—		—		(31)		1,062
KB No.20 Special Purpose Acquisition Company		1,984		—		—		(267)		1,717
RAND Bio Science Co., Ltd.		4,452		1,600		(2,200)		(1,859)		1,993

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
Wise Asset Management Co., Ltd.	~~W~~	21	~~W~~	—	~~W~~	—	~~W~~	(21)	~~W~~	—
Food Factory Co., Ltd.		1,073		1,000		—		(828)		1,245
Acts Co., Ltd.		1		—		—		7		8
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		88		94
APRO Co., Ltd. [2]		3,201		—		—		(3,201)		—
Wyatt Corp.		—		—		—		1		1
Stratio, Inc.		726		—		—		(420)		306
CellinCells Co., Ltd.		1,545		—		—		(640)		905
Fabric Time Co., Ltd.		395		7,002		(2,301)		478		5,574
BNF Corporation Ltd. [2]		947		—		—		(947)		—
GOMI CORPORATION		—		—		—		30		30
S&E BIO		—		—		—		1,491		1,491
KB IGen Private Equity Fund No.1 [2]		147		—		—		(147)		—
KB Pre IPO Secondary Venture Fund No.1		2,955		—		—		(2,756)		199
4N Inc.		—		—		—		180		180
Contents First		—		3,000		—		82		3,082
Key management		15,338		13,799		(12,757)		(304)		16,076

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amounts.
[2]	Excluded from the Group’s related party as of June 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.5 Significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	279	~~W~~	3,620	~~W~~	430	~~W~~	3,484
KB GwS Private Securities Investment Trust *		—		188,836		—		4,167
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		—		1,800		—		3,230
POSCO-KB Shipbuilding Fund		—		5,000		5,000		2,125
KB Pre IPO Secondary Venture Fund No.1		—		292		—		418
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		2,800		—		1,000
KB-SJ Tourism Venture Fund		500		—		1,000		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		5,085		—		9,675		—
KB-Solidus Global Healthcare Fund		—		—		10,920		2,990
KB-Stonebridge Secondary Private Equity Fund		8,841		10,688		1,533		—
WJ Private Equity Fund No.1		—		—		10,000		—
All Together Korea Fund No.2		—		—		100,000		—
KB Star Office Private Real Estate Investment Trust No.1		—		601		—		621
KB SPROTT Renewable Private Equity Fund No.1		—		—		2,683		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		6,168		—		2,448		—
JR GLOBAL REIT *		—		65,025		—		—
KB Bio Private Equity No.3 Ltd.		10,000		—		—		—
K The 15th REIT Co., Ltd. *		8,600		8,600		—		—
KB Social Impact Investment Fund		1,500		—		—		—
KB-TS Technology Venture Private Equity Fund		1,120		896		—		—
Keystone-Hyundai Securities No.1 Private Equity Fund		—		857		—		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		6,000		5,600		—		—
Aju Good Technology Venture Fund		—		769		—		—
G payment Joint Stock Company		9,029		—		—		—
FineKB Private Equity Fund No.1		3,375		—		—		—

*	Excluded from the Group’s related party as of June 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.6 Unused commitments provided to related parties as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		June 30, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,433
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		544		564
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		91		98
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Commitments on loss absorption priority		10,000		14,980
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		119		90
Food Factory Co., Ltd.	Loan commitments in Korean won		—		388
	Unused lines of credit for credit card		84		73
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		441
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
CellinCells Co., Ltd.	Unused lines of credit for credit card		22		—
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		94		96
Fabric Time Co., Ltd.	Unused lines of credit for credit card		451		7
GOMI CORPORATION	Unused lines of credit for credit card		16		—
COSES GT	Unused lines of credit for credit card		28		—
GENINUS Inc.	Unused lines of credit for credit card		53		—
KB Pre IPO Secondary Venture Fund No.1	Commitments on loss absorption priority		1,671		1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		2,576		3,696
KB-SJ Tourism Venture Fund	Purchase of securities		—		500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		4,000		10,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		18,704		18,704

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.6 Unused commitments provided to related parties as of June 30, 2021 and December 31, 2020, are as follows: (cont’d)

14(In millions of Korean won or in a US Dollar or Malaysian ringgit)		June 30, 2021		December 31, 2020
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	~~W~~	9,996	~~W~~	18,837
KB Social Impact Investment Fund	Purchase of securities		—		1,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities		—		5,085
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		18,132		24,300
All Together Korea Fund No.2	Purchase of securities		—		990,000
FineKB Private Equity Fund No.1	Purchase of securities		21,625		25,000
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	7,076,450	USD	7,796,423
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	15,955	USD	17,132
KB-MDI Centauri Fund LP	Purchase of securities	USD	8,587,500	USD	13,537,500
Hibiscus Fund LP	Purchase of securities	MYR	33,333,333		—
Key management	Loan commitments in Korean won		2,072		1,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.7 Details of compensation to key management for the six-month periods ended June 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,997	~~W~~	509	~~W~~	5,951	~~W~~	10,457
Registered directors (non-executive)		487		—		—		487
Non-registered directors		6,367		199		8,157		14,723

	~~W~~	10,851	~~W~~	708	~~W~~	14,108	~~W~~	25,667

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,826	~~W~~	371	~~W~~	(94)	~~W~~	4,103
Registered directors (non-executive)		533		—		—		533
Non-registered directors		5,246		220		604		6,070

	~~W~~	9,605	~~W~~	591	~~W~~	510	~~W~~	10,706

34.8 Details of collateral provided from related parties as of June 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Assets pledged as collateral	June 30, 2021		December 31, 2020
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		273		213
	Real estate		4,910		4,356

As of June 30, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~611,000 million to the project financing group that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to the project financing group that consists of the Group and 5 other institutions.

35. Events after the Reporting Period

According to the resolution of the board of directors on July 22, 2021, the quarterly dividend per share of ~~W~~750 (total dividend: ~~W~~292,226 million) with dividend record date of June 30, 2021 were paid on August 6, 2021. The Group’s consolidated financial statements as of June 30, 2021, do not reflect this dividend payable.